MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE QUARTER ENDED SEPTEMBER 30, 2023

925 West Georgia Street, Suite 1800, Vancouver, B.C., Canada V6C 3L2 Phone: 604.688.3033 | Fax: 604.639.8873| Toll Free: 1.866.529.2807 | Email: info@firstmajestic.com www.firstmajestic.com

First Majestic Silver Corp. 2023 Third Quarter Report	Page 2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

This Management’s Discussion and Analysis of Results of Operations and Financial Condition (“MD&A”) should be read in conjunction with the unaudited condensed interim consolidated financial statements of First Majestic Silver Corp. (“First Majestic” or the "Company”) for the three and nine months ended September 30, 2023 which are prepared in accordance with International Accounting Standard ("IAS") 34, "Interim Financial Reporting", and the audited consolidated financial statements of the Company as at and for the year ended December 31, 2022, as some disclosures from the annual consolidated financial statements have been condensed or omitted in this MD&A. All dollar amounts are expressed in United States (“US”) dollars and tabular amounts are expressed in thousands of US dollars, unless otherwise indicated. Certain amounts shown in this MD&A may not add exactly to total amounts due to rounding differences.

This MD&A contains references to certain non-GAAP measures, as explained below under "Non-GAAP Measures" and also contains “forward-looking statements” that are subject to risk factors set out in a cautionary note contained at the end of this MD&A. All information contained in this MD&A is current and has been approved by the Board of Directors of the Company as of November 1, 2023 unless otherwise stated.

COMPANY OVERVIEW

First Majestic is a multinational mining company headquartered in Vancouver, Canada, focused on primary silver and gold production in North America, pursuing the exploration and development of its existing mineral properties and acquiring new assets. The Company owns three producing mines in Mexico consisting of the San Dimas Silver/Gold Mine, the Santa Elena Silver/Gold Mine and the La Encantada Silver Mine. The Company also owns the Jerritt Canyon Gold Mine in Nevada, USA which has been placed on temporary suspension as of March 20, 2023 to focus on exploration, definition, and expansion of the mineral resources and optimization of mine planning and plant operations. In addition, the Company owns two mines currently in care and maintenance in Mexico: the San Martin Silver Mine and the Del Toro Silver Mine, as well as several exploration projects.

First Majestic is publicly listed on the New York Stock Exchange ("NYSE") under the symbol “AG”, on the Toronto Stock Exchange under the symbol “FR” and on the Frankfurt Stock Exchange under the symbol “FMV”.

First Majestic Silver Corp. 2023 Third Quarter Report	Page 3

2023 THIRD QUARTER HIGHLIGHTS

Key Performance Metrics	2023-Q3	2023-Q2	Change Q3 vs Q2	2022-Q3	Change Q3 vs Q3	2023-YTD	2022-YTD	Change
Operational
Ore Processed / Tonnes Milled	670,203	733,170	(9%)	836,514	(20%)	2,249,241	2,617,423	(14%)
Silver Ounces Produced	2,461,868	2,633,411	(7%)	2,736,100	(10%)	7,638,339	8,125,355	(6%)
Gold Ounces Produced	46,720	45,022	4%	67,072	(30%)	152,336	185,354	(18%)
Silver Equivalent Ounces Produced	6,285,790	6,320,971	(1%)	8,766,192	(28%)	20,233,868	23,694,129	(15%)
Cash Costs per Silver Equivalent Ounce (1)	$14.13	$15.58	(9%)	$13.34	6%	$14.97	$14.08	6%
All-in Sustaining Cost per Silver Equivalent Ounce (1)	$19.74	$21.52	(8%)	$17.83	11%	$20.70	$19.44	7%
Total Production Cost per Tonne(1)	$125.81	$128.21	(2%)	$135.07	(7%)	$128.44	$122.43	5%
Average Realized Silver Price per Silver Equivalent Ounce (1)	$22.41	$24.95	(10%)	$19.74	14%	$23.03	$22.27	3%

Financial (in $millions)
Revenues	$133.2	$146.7	(9%)	$159.8	(17%)	$436.9	$476.0	(8%)
Mine Operating Earnings	$13.0	$1.1	NM	$3.3	NM	$7.7	$30.0	(74%)
Net Loss	($27.1)	($17.5)	55%	($20.7)	31%	($145.3)	($97.5)	(49%)
Operating Cash Flows before Non-Cash Working Capital and Taxes	$14.1	$26.9	(47%)	$27.7	(49%)	$62.9	$96.0	(35%)
Cash and Cash Equivalents	$138.3	$160.2	(14%)	$148.8	(7%)	$138.3	$148.8	(7%)
Working Capital (1)	$197.8	$237.2	(17%)	$148.2	34%	$197.8	$148.2	34%
Free Cash Flow (1)	$6.4	$7.4	(13%)	$45.3	(86%)	($12.9)	($32.6)	61%

Shareholders
(Loss) Earnings per Share ("EPS") - Basic	($0.09)	($0.06)	(52%)	($0.08)	(13%)	($0.52)	($0.37)	(39%)
Adjusted EPS (1)	($0.04)	($0.02)	(100%)	($0.09)	56%	($0.06)	($0.13)	58%
NM - Not meaningful

(1)The Company reports non-GAAP measures which include cash costs per silver equivalent ounce produced, cash costs per gold ounce produced, all-in sustaining cost per silver equivalent ounce produced, all-in sustaining cost per gold ounce produced, total production cost per tonne, average realized silver price per silver equivalent ounce sold, average realized gold price per ounce sold, working capital, adjusted EPS and free cash flow. These measures are widely used in the mining industry as a benchmark for performance, but do not have a standardized meaning under the Company's financial reporting framework and the methods used by the Company to calculate such measures may differ from methods used by other companies with similar descriptions. See “Non-GAAP Measures” on pages 36 to 45 for further details on these measures and a reconciliation of non-GAAP to GAAP measures.

Third Quarter Production Summary	San Dimas	Santa Elena	La Encantada	Jerritt Canyon (1)	Consolidated
Ore Processed / Tonnes Milled	213,681	226,292	230,230	—	670,203
Silver Ounces Produced	1,548,203	347,941	565,724	—	2,461,868
Gold Ounces Produced	17,863	28,367	94	396	46,720
Silver Equivalent Ounces Produced	3,010,458	2,669,411	573,458	32,463	6,285,790
Cash Costs per Silver Equivalent Ounce	$14.07	$11.72	$25.63	$18.08	$14.13
All-in Sustaining Cost per Silver Equivalent Ounce	$17.76	$14.68	$29.86	$21.16	$19.74
Cash Cost per Gold Ounce	N/A	N/A	N/A	$1,478	N/A
All-In Sustaining Costs per Gold Ounce	N/A	N/A	N/A	$1,730	N/A
Total Production Cost per Tonne	$193.41	$125.05	$61.35	$—	$125.81
(1) Jerritt Canyon production during the third quarter comprised of pouring residual work-in- process inventory. Refer to Jerritt Canyon operational highlights for further details.

First Majestic Silver Corp. 2023 Third Quarter Report	Page 4

Operational Highlights

•Higher Q3 Silver Equivalent ("AgEq") Production from Mexican Operations: The Company's Mexican operations produced over 2.5 million ounces of silver and 46,324 gold ounces, or approximately 6.3 million AgEq ounces in the quarter. Silver equivalent production for the Mexican operations increased 5% over the prior quarter primarily due to higher tonnes, grades and recoveries at Santa Elena.
•Continuous Metallurgical Success at Santa Elena: Metallurgical recoveries of Ermitaño’s ore achieved new record quarterly rates in the third quarter, with silver and gold recoveries averaging 64% and 95%, respectively. The higher recovery rates were facilitated by the operation of the new dual-circuit plant, which allows for finer grinding and full utilization of the High Intensity Grinding ("HIG") mill.

•Opening of a Minting Facility: The Company announced the launch of its 100% owned and operated minting facility First Mint, LLC ("First Mint"). This facility will expand upon existing bullion sales through vertically integrating production of investment-grade fine silver bullion. This will allow First Majestic to sell a substantially greater portion of its silver production directly to its shareholders and bullion customers.
•Central Lab Relocation: Completed the move of the ISO 9001:2015 certified Central Lab from Durango to Santa Elena. Major construction activities were completed in Q3 with the Lab expected to be fully operational in Q4 as planned.
•Safety: In Q3 2023, the consolidated Total Reportable Incident Frequency Rate ("TRIFR") was 1.06 and the Lost Time Incident Frequency Rate (LTIFR) was 0.37. Year-to-date the Company has achieved improvements in all metrics of safety performance as compared to 2022.
•Environment: In Q3 2023, the Company continued to successfully manage environmental permitting and meet its compliance requirements in Mexico and Nevada. Initiatives to actively manage water at the Jerritt Canyon Gold operation continued to advance positively.
•Cash Cost per AgEq Ounce for the quarter was $14.13 per ounce, representing a 9% decrease from $15.58 per ounce in the previous quarter. The decrease in cash costs per ounce was primarily attributable to an increase in AgEq production at Santa Elena. Production at Santa Elena increased by 49%, compared to the prior quarter, as a direct result of processing higher grade silver and gold ore from the Ermitaño underground mine. Record recoveries were also achieved due to the recent addition of the Dual Circuit plant. Additionally, the Company has implemented numerous costs saving measures to help offset the strengthening of the Mexican Peso and to combat inflationary impacts primarily in energy, reagents, and other major consumables.
•All-in Sustaining Cost ("AISC")1 per AgEq Ounce in the third quarter decreased 8% to $19.74 per ounce compared to $21.52 per ounce in the previous quarter. The decrease in AISC per AgEq ounce was primarily attributable to the lower cash costs along with a reduction in general and administrative costs as the Company has reduced its headcount across various corporate and operational departments.
•16 Active Drill Rigs: The Company completed a total of 31,611 metres of drilling across its mines during the third quarter. Throughout the quarter, up to sixteen drill rigs were active consisting of twelve rigs at San Dimas, and four rigs at Santa Elena. Please refer to the Company's press release dated July 18, 2023, where the Company reported high-grade exploration results at the San Dimas, Santa Elena and Jerritt Canyon mines.
Financial Highlights
•In the third quarter, the Company generated revenues of $133.2 million compared to $159.8 million in the third quarter of 2022. There was a 27% decrease in the total number of payable AgEq ounces sold compared to the third quarter of 2022 primarily due to the temporary suspension of production at Jerritt Canyon and slightly lower production at San Dimas and La Encantada. The decrease in payable AgEq ounces sold was offset by a 14% increase in the average realized silver price, which was $22.41 per ounce during the quarter, compared to $19.74 per ounce in the third quarter of 2022.
•The Company realized mine operating earnings of $13.0 million compared to mine operating earnings of $3.3 million in the third quarter of 2022. The increase in mine operating earnings was primarily attributed to a decrease in cost of sales and depreciation and depletion compared to the prior year quarter, following the temporary suspension of mining activities at Jerritt Canyon in the first quarter of 2023.
1 This measure does not have a standardized meaning under the Company's financial reporting framework and the methods used by the Company to calculate this measure may differ from methods used by other companies with similar descriptions. See “Non-GAAP Measures” on pages 36 to 45 for further details on these measures and a reconciliation of non-GAAP to GAAP measures.

First Majestic Silver Corp. 2023 Third Quarter Report	Page 5

•During the quarter, the Company incurred restructuring costs of $6.4 million as the Company continues to focus on optimizing its workforce primarily at San Dimas, as well as at the Durango regional office and Santa Elena.
•Net loss for the quarter was $27.1 million (EPS of ($0.09)) compared to net loss of $20.7 million (EPS of ($0.08)) in the third quarter of 2022. The net loss for the quarter was driven by the restructuring costs, additional mine holding costs primarily related to the temporary suspension of Jerritt Canyon, and one-time loss on the sale of mining interest following the disposition of La Parrilla. This was offset by realized mine operating earnings of $13.0 million, compared to $3.3 million in the third quarter of 2022.
•Adjusted net earnings (a non-GAAP measure)2 for the quarter, normalized for non-cash or non-recurring items such as gains and losses on disposition of non-current assets, write-downs on mineral inventory, restructuring costs, share-based payments, and unrealized gains on marketable securities for the quarter ended September 30, 2023, was ($10.9) million (Adjusted EPS of ($0.04)) compared to an adjusted net earnings of ($22.6) million (Adjusted EPS of ($0.09)) in the third quarter of 2022.
•Operating cash flow before movements in working capital and taxes in the quarter was $14.1 million compared to $27.7 million in the third quarter of 2022.
•As of September 30, 2023, the Company had a cash and restricted cash balance of $257.3 million consisting of $138.3 million of cash and cash equivalents and $119.0 million of restricted cash. In addition, the Company has a working capital balance of $197.8 million.

2 This measure does not have a standardized meaning under the Company's financial reporting framework and the methods used by the Company to calculate this measure may differ from methods used by other companies with similar descriptions. See “Non-GAAP Measures” on pages 36 to 45 for further details on these measures and a reconciliation of non-GAAP to GAAP measures.

First Majestic Silver Corp. 2023 Third Quarter Report	Page 6

OVERVIEW OF OPERATING RESULTS

Selected Production Results for the Past Eight Quarters

	2023			2022				2021
PRODUCTION HIGHLIGHTS	Q3(2)	Q2(2)	Q1(2)	Q4	Q3	Q2	Q1	Q4
Ore processed/tonnes milled
San Dimas	213,681	227,065	219,367	210,108	185,126	197,102	195,300	206,738
Santa Elena	226,292	213,878	208,821	207,188	214,387	228,487	201,911	224,459
La Encantada	230,230	260,986	271,278	254,766	255,945	264,555	249,906	268,239
Jerritt Canyon	—	31,240	146,403	179,502	181,056	213,647	230,001	256,374
Consolidated	670,203	733,170	845,868	851,564	836,514	903,791	877,118	955,810

Silver equivalent ounces produced
San Dimas	3,010,458	3,372,418	3,296,367	3,054,098	3,776,124	3,046,664	3,080,940	4,015,346
Santa Elena	2,669,411	1,788,596	2,105,336	2,302,904	2,733,761	2,241,763	1,868,787	1,955,550
La Encantada	573,458	806,789	843,951	813,649	788,872	871,365	651,875	768,796
Jerritt Canyon	32,463	353,168	1,381,452	1,388,140	1,467,435	1,546,143	1,620,400	1,821,331
Consolidated	6,285,790	6,320,971	7,627,105	7,558,791	8,766,192	7,705,935	7,222,002	8,561,023

Silver ounces produced
San Dimas	1,548,203	1,690,831	1,602,483	1,392,506	1,649,002	1,527,465	1,632,117	2,174,353
Santa Elena	347,941	142,037	104,129	199,388	308,070	384,953	337,201	426,870
La Encantada	565,724	800,543	836,448	804,802	779,028	863,510	644,009	757,586
Consolidated	2,461,868	2,633,411	2,543,059	2,396,696	2,736,100	2,775,928	2,613,327	3,358,809

Gold ounces produced
San Dimas	17,863	20,509	20,124	20,257	23,675	18,354	18,528	23,795
Santa Elena	28,367	20,073	24,039	25,830	26,989	22,309	19,556	19,810
Jerritt Canyon	396	4,364	16,341	16,845	16,299	18,632	20,707	23,660
Consolidated	46,626	44,946	60,504	62,932	66,963	59,295	58,791	67,265

Cash cost per Ounce(1)
San Dimas (per AgEq Ounce)	$14.07	$12.07	$10.86	$11.54	$8.25	$10.41	$9.41	$7.98
Santa Elena (per AgEq Ounce)	$11.72	$14.45	$11.93	$11.20	$10.37	$12.34	$12.96	$11.56
La Encantada (per AgEq Ounce)	$25.63	$16.90	$15.48	$15.48	$15.55	$14.09	$16.41	$14.51
Jerritt Canyon (per Au Ounce)	1,478	$4,181	$2,540	$2,519	$2,767	$1,989	$2,120	$1,674
Consolidated (per AgEq Ounce)	14.13	$15.58	$15.16	$15.36	$13.34	$14.12	$14.94	$12.32

All-in sustaining cost per Ounce(1)
San Dimas (per AgEq Ounce)	$17.76	$15.89	$14.67	$16.79	$10.97	$14.97	$12.98	$11.29
Santa Elena (per AgEq Ounce)	$14.68	$18.00	$15.18	$12.75	$12.29	$15.34	$16.31	$14.02
La Encantada (per AgEq Ounce)	$29.86	$19.83	$18.64	$19.39	$18.61	$16.65	$19.63	$19.41
Jerritt Canyon (per Au Ounce)	$1,730	$4,205	$3,055	$2,865	$3,317	$2,429	$2,488	$2,077
Consolidated (per AgEq Ounce)	$19.74	$21.52	$20.90	$20.69	$17.83	$19.91	$20.87	$17.26

Production cost per tonne
San Dimas	$193.41	$173.62	$157.39	$162.68	$161.41	$155.09	$143.66	$146.30
Santa Elena	$125.05	$109.88	$108.74	$114.29	$124.94	$109.50	$111.36	$93.78
La Encantada	$61.35	$49.91	$46.27	$47.69	$46.29	$44.58	$41.43	$39.70
Jerritt Canyon	$—	$577.83	$278.57	$233.39	$245.66	$169.16	$187.15	$151.23
Consolidated	$125.81	$128.21	$130.71	$131.41	$135.07	$114.55	$118.51	$105.37
1) These measures do not have a standardized meaning under the Company's financial reporting framework and the methods used by the Company to calculate these measures may differ from methods used by other companies with similar descriptions. See “Non-GAAP Measures” on pages 36 to 45 for further details on these measures and a reconciliation of non-GAAP to GAAP measures.
2) At Jerritt Canyon, the Company incurred costs related to mining activities for only 79 days during the first quarter. Jerritt Canyon production during the second quarter comprised of processing most of its remaining ore stockpiles and work-in-process ("WIP") inventory throughout April and May. Jerritt Canyon production during the third quarter comprised of pouring ounces from its process inventory. Refer to Jerritt Canyon operational highlights for further details.

First Majestic Silver Corp. 2023 Third Quarter Report	Page 7

Operating Results – Consolidated Operations

CONSOLIDATED	2023-Q3	2023-Q2	2023-Q1	2023-YTD	2022-YTD	Change Q3 vs Q2	Change '23 vs '22

Ore processed/tonnes milled	670,203	733,170	845,868	2,249,241	2,617,423	(9%)	(14%)

Production
Silver ounces produced	2,461,868	2,633,411	2,543,059	7,638,339	8,125,355	(7%)	(6%)
Gold ounces produced	46,720	45,022	60,594	152,336	185,354	4%	(18%)
Silver equivalent ounces produced	6,285,790	6,320,971	7,627,105	20,233,868	23,694,129	(1%)	(15%)

Cost
Cash cost per AgEq Ounce(1)	$14.13	$15.58	$15.16	$14.97	$14.08	(9%)	6%
All-in sustaining costs per AgEq Ounce(1)	$19.74	$21.52	$20.90	$20.70	$19.44	(8%)	6%
Total production cost per tonne(1)	$125.81	$128.21	$130.71	$128.44	$122.43	(2%)	5%

Underground development (m)	7,722	8,687	10,962	27,371	35,799	(11%)	(24%)
Exploration drilling (m)	31,611	42,285	36,688	110,584	232,039	(25%)	(52%)
1) These measures do not have a standardized meaning under the Company's financial reporting framework and the methods used by the Company to calculate these measures may differ from methods used by other companies with similar descriptions. See “Non-GAAP Measures” on pages 36 to 45 for further details on these measures and a reconciliation of non-GAAP to GAAP measures.

Production
Total production, including Jerritt Canyon, in the third quarter of 2023 was 6.3 million AgEq ounces consisting of 2.5 million ounces of silver and 46,720 ounces of gold, representing a 7% decrease and 4% increase, respectively, compared to the previous quarter. The Company's Mexican operations produced over 2.5 million ounces of silver and 46,324 gold ounces, or approximately 6.3 million AgEq ounces in the quarter. Silver equivalent production for the Mexican operations increased 5% over the prior quarter primarily due to higher tonnes, grades and recoveries at Santa Elena.

Total ore processed amounted to 670,203 tonnes during the quarter, representing a 9% decrease compared to the prior quarter, primarily driven by the temporary suspension of processing activities at Jerritt Canyon and lower tonnes processed at La Encantada due to water availability as disclosed previously.

First Majestic Silver Corp. 2023 Third Quarter Report	Page 8

Cash Cost and All-In Sustaining Cost per Ounce

Cash cost per AgEq ounce for the quarter was $14.13 per ounce, representing a 9% decrease from $15.58 per ounce in the previous quarter.The decrease in cash costs per ounce was primarily attributable to an increase in AgEq production at Santa Elena. Production at Santa Elena increased by 49%, compared to the prior quarter, as a direct result of processing higher grade silver and gold ore from the Ermitaño underground mine. Record recoveries were also achieved due to the recent addition of the Dual Circuit plant. Additionally, the Company has implemented numerous costs saving measures to help offset the strengthening of the Mexican Peso and to combat inflationary impacts primarily in energy, reagents, and other major consumables.

All-in Sustaining Cost per AgEq ounce in the third quarter decreased 8% to $19.74 per ounce compared to $21.52 per ounce in the previous quarter. The decrease in AISC per AgEq ounce was primarily attributable to the lower cash costs along with a reduction in general and administrative costs as the Company has reduced its headcount across various corporate and operational departments.

Management has developed a series of cost reduction initiatives across the organization aimed at improving efficiencies, lowering production costs, capital spending, care and maintenance holding costs and corporate G&A costs while also increasing production which includes:

•Renegotiating certain contracts and reducing the use of external consultants;
•Restructuring to optimize the workforce and reduce labour costs;
•Optimizing use of reagent consumption;
•Optimizing mobile fleet and plant maintenance programs;
•Efficiently managing energy costs by reducing plant operations during peak rate periods;
•Improving dilution controls at San Dimas and Santa Elena by implementing long hole and cut & fill quality control programs, adopting alternative blasting optimization practices, and providing hanging wall support where needed which is expected to improve ore grade and production;
•Improving shift line-up procedures and work management control practices to gain more productive time on face in San Dimas;
•Advancing mining at La Encantada towards the Ojuelas and Beca-Zone orebodies to extract higher-grade ores; and
•Lower holding costs at the Company's suspended operations including Jerritt Canyon Gold.

Development and Exploration
During the quarter, the Company completed 7,722 metres of underground development and 31,611 metres of exploration drilling, compared to 8,687 metres and 42,285 metres, respectively, in the previous quarter. Throughout the quarter, up to sixteen drill rigs were active consisting of twelve rigs at San Dimas, and four rigs at Santa Elena. Exploration activities in Jerritt Canyon consisted of surface mapping and sampling, seismic survey and permitting in support of the planned 2024 exploration program.

First Majestic Silver Corp. 2023 Third Quarter Report	Page 9

San Dimas Silver/Gold Mine, Durango, Mexico

The San Dimas Silver/Gold Mine is located approximately 130 kilometres northwest of the city of Durango, Durango State, Mexico and consists of 71,868 hectares of mining claims located in the states of Durango and Sinaloa, Mexico. San Dimas is one of the country’s most prominent silver and gold mines and the largest producing underground mine in the state of Durango with over 250 years of operating history. The San Dimas operating plan involves processing ore from several underground mining areas with a 2,500 tonnes per day ("tpd") capacity milling operation which produces silver/gold doré bars. The mine is accessible via a 40-minute flight from the Durango International Airport to a private airstrip in the town of Tayoltita, or by improved roadway. The Company owns 100% of the San Dimas mine.

San Dimas	2023-Q3	2023-Q2	2023-Q1	2023-YTD	2022-YTD	Change Q3 vs Q2	Change '23 vs '22

Total ore processed/tonnes milled	213,681	227,065	219,367	660,113	577,528	(6%)	14%
Average silver grade (g/t)	237	245	241	241	276	(3%)	(13%)
Average gold grade (g/t)	2.71	2.92	2.98	2.87	3.39	(7%)	(15%)
Silver recovery (%)	95%	95%	94%	95%	94%	0%	1%
Gold recovery (%)	96%	96%	96%	96%	96%	0%	0%

Production
Silver ounces produced	1,548,203	1,690,831	1,602,483	4,841,517	4,808,584	(8%)	1%
Gold ounces produced	17,863	20,509	20,124	58,496	60,557	(13%)	(3%)
Silver equivalent ounces produced	3,010,458	3,372,418	3,296,367	9,679,244	9,903,728	(11%)	(2%)

Cost
Cash cost per AgEq Ounce	$14.07	$12.07	$10.86	$12.28	$9.27	17%	32%
All-In sustaining costs per AgEq Ounce	$17.76	$15.89	$14.67	$16.06	$12.83	12%	25%
Total production cost per tonne	$193.41	$173.62	$157.39	$174.63	$153.25	11%	14%

Underground development (m)	4,369	4,895	4,664	13,928	16,070	(11%)	(13%)
Exploration drilling (m)	22,374	16,588	14,145	53,107	55,992	35%	(5%)

During the third quarter, San Dimas produced 3,010,458 AgEq ounces consisting of 1,548,203 ounces of silver and 17,863 ounces of gold. Silver and gold production decreased 8% and 13%, respectively, compared to the prior quarter primarily due to a 6% lower throughput combined with lower silver and gold grades.

The mill processed a total of 213,681 tonnes of ore with average silver and gold grades of 237 g/t and 2.71 g/t, respectively, compared to 227,065 tonnes milled with average silver and gold grades of 245 g/t and 2.92 g/t, respectively, in the previous quarter.

Silver and gold recoveries averaged 95% and 96%, respectively, during the quarter, which were comparable to the prior quarter.

The Central Block and Sinaloa Graben areas contributed approximately 80% and 20%, respectively, of the total production during the quarter.

In the third quarter, cash cost per AgEq ounce was $14.07 per ounce compared to $12.07 per ounce in the prior quarter. The increase in cash costs during the quarter was primarily due to the 11% decrease in AgEq ounces produced and higher energy costs as the Company utilized less power from the hydroelectric plant due to lower than expected rainfall.

AISC per AgEq ounce for the quarter was $17.76 per ounce compared to $15.89 per ounce in the prior quarter. The increase was primarily due to higher cash costs along with higher overall sustaining capital expenditures incurred during the quarter.

First Majestic Silver Corp. 2023 Third Quarter Report	Page 10

During the quarter, the Company incurred restructuring costs associated with San Dimas of $5.4 million as the Company continues to focus on workforce optimization.
The San Dimas mine is subject to a gold and silver streaming agreement with Wheaton Precious Metals Corp. ("Wheaton" or "WPM") which entitles Wheaton to receive 25% of the gold equivalent production (based on a fixed exchange ratio of 70 silver ounces to 1 gold ounce) at San Dimas in exchange for ongoing payments equal to the lesser of $600 (subject to a 1% annual inflation adjustment commencing in May 2019) and the prevailing market price, for each gold ounce delivered. Should the average gold to silver ratio over a six-month period exceed 90:1 or fall below 50:1, the fixed exchange ratio would be increased to 90:1 or decreased to 50:1, respectively. The fixed gold to silver exchange ratio as of September 30, 2023, was 70:1. During the three and nine months ended September 30, 2023, the Company delivered 9,695 and 31,700 ounces (2022 - 10,196 and 30,898 ounces) of gold to WPM at $631 and $628 per ounce (2022 - $624 and $622 per ounce).

A total of 4,369 metres of underground development was completed in the third quarter, compared to 4,895 metres in the prior quarter. During the third quarter, up to twelve drill rigs were active, eleven underground and one on surface completing a total of 22,374 metres of exploration drilling compared to 16,588 metres in the prior quarter. Total exploration costs were $2.8 million compared to $2.0 million in the prior quarter. This increase was a result of increased drilling meters during the quarter.

First Majestic Silver Corp. 2023 Third Quarter Report	Page 11

Santa Elena Silver/Gold Mine, Sonora, Mexico

The Santa Elena Silver/Gold Mine is located approximately 150 kilometres northeast of the city of Hermosillo, Sonora, Mexico. The operating plan for Santa Elena involves the processing of ore in a 3,000 tpd cyanidation circuit from a combination of underground reserves. Santa Elena consists of a central processing plant that can receive ore from two separate underground mining operations, Santa Elena and Ermitaño. The Company owns 100% of the Santa Elena Silver/Gold Mine including mining concessions totaling over 102,244 hectares.

SANTA ELENA	2023-Q3	2023-Q2	2023-Q1	2023-YTD	2022-YTD	Change Q3 vs Q2	Change '23 vs '22

Total ore processed/tonnes milled	226,292	213,878	208,821	648,991	644,785	6%	1%
Average silver grade (g/t)	75	39	31	49	66	92%	(26%)
Average gold grade (g/t)	4.09	3.12	4.00	3.74	3.56	31%	5%
Silver recovery (%)	64%	52%	50%	58%	75%	23%	(23%)
Gold recovery (%)	95%	94%	90%	93%	93%	1%	0%

Production
Silver ounces produced	347,941	142,037	104,129	594,107	1,030,224	145%	(42%)
Gold ounces produced	28,367	20,073	24,039	72,479	68,854	41%	5%
Silver equivalent ounces produced	2,669,411	1,788,596	2,105,336	6,563,343	6,844,311	49%	(4%)

Cost
Cash cost per AgEq Ounce	$11.72	$14.45	$11.93	$12.53	$11.72	(19%)	7%
All-In sustaining costs per AgEq Ounce	$14.68	$18.00	$15.18	$15.75	$14.39	(18%)	9%
Total production cost per tonne	$125.05	$109.88	$108.74	$114.80	$115.22	14%	0%

Underground development (m)	2,609	3,042	2,623	8,274	10,625	(14%)	(22%)
Exploration drilling (m)	9,237	16,373	14,499	40,109	40,758	(44%)	(2%)

During the third quarter, Santa Elena produced 2,669,411 AgEq ounces consisting of 347,941 ounces of silver and 28,367 ounces of gold. Total production increased 49% compared to the prior quarter primarily due to higher silver and gold grades in the quarter.

The mill processed 226,292 tonnes of ore during the quarter from Ermitaño containing average silver and gold head grades of 75 g/t and 4.09 g/t, respectively.

Silver and gold recoveries from Ermitaño reached another record during the quarter averaging 64% and 95%, respectively, compared to 52% and 94%, respectively, in the prior quarter. The higher recovery rates are facilitated by the operation of the new dual-circuit plant, which allows for finer grinding and full utilization of the High Intensity Grinding ("HIG") mill.

During the third quarter, the Company completed the move of the ISO 9001:2015 certified Central Lab from Durango to Santa Elena. Major construction activities were completed in Q3 with the Lab expected to be fully operational in Q4 as planned.
Cash cost per AgEq ounce in the third quarter was $11.72 per ounce compared to $14.45 per ounce in the previous quarter. The decrease in cash cost was primarily attributed to higher silver and gold grades resulting in a 49% increase in AgEq ounces produced compared to the previous quarter.

AISC per AgEq ounce for the quarter was $14.68 per ounce compared to $18.00 per ounce in the prior quarter. The decrease in AISC was primarily driven by the decrease in cash costs per AgEq ounce along with the impact of higher production on a per ounce basis.

First Majestic Silver Corp. 2023 Third Quarter Report	Page 12

The Santa Elena mine is subject to a gold streaming agreement with Sandstorm Gold Ltd. (“Sandstorm”), which requires the Company to sell to Sandstorm 20% of its gold production over the life of mine from its leach pad and a designated area of its underground operations at the Santa Elena mine. The selling price to Sandstorm is the lesser of the prevailing market price or $450 per ounce, subject to 1% annual inflation. During the three and nine months ended September 30, 2023, the Company settled nil and 1,071 ounces (2022 - 484 and 1,968 ounces) of gold to Sandstorm at an average price of $nil and $473 per ounce (2022 - $473 and $471 per ounce). During the quarter, no ore was processed from the Santa Elena mine.

Orogen Royalties Inc., formerly Evrim Resource Corp., retains a 2% net smelter return ("NSR") royalty from the sale of mineral products extracted from the Ermitaño mining concessions. In addition, Osisko Gold Royalties Ltd. has a 2% NSR royalty from the sale of mineral products extracted from the Ermitaño mining concessions. For the three and nine months ended September 30, 2023, the Company has incurred $2.3 million and $5.9 million (September 30, 2022 - $1.6 million and $4.1 million) in NSR payments from the production of Ermitaño ores.

During the quarter, a total of 2,609 metres of underground development was completed at the Ermitaño mine at Santa Elena, compared to 3,042 metres in the previous quarter. Up to four drill rigs consisting of two surface rigs and two underground rigs completed 9,237 metres of exploration drilling in the region compared to 16,373 metres in the prior quarter. Total exploration costs in the third quarter were $2.0 million compared to $2.9 million in the previous quarter due to lower exploration meters.

First Majestic Silver Corp. 2023 Third Quarter Report	Page 13

La Encantada Silver Mine, Coahuila, Mexico

The La Encantada Silver Mine is an underground mine located in the northern México State of Coahuila, 708 kilometres northeast of Torreon. La Encantada has 4,076 hectares of mineral concessions and surface land ownership of 1,343 hectares. La Encantada also has a 4,000 tpd cyanidation plant, a camp with 120 houses as well as administrative offices, laboratory, general store, hospital, airstrip and all the necessary infrastructure required for such an operation. The mine is accessible via a two-hour flight from the Durango International Airport to the mine’s private airstrip, or via an improved road from the closest city, Muzquiz, Coahuila State, which is 225 kilometres away. The Company owns 100% of the La Encantada Silver Mine.

LA ENCANTADA	2023-Q3	2023-Q2	2023-Q1	2023-YTD	2022-YTD	Change Q3 vs Q2	Change '23 vs '22

Ore processed/tonnes milled	230,230	260,986	271,278	762,494	770,406	(12%)	(1%)
Average silver grade (g/t)	109	127	132	123	124	(15%)	(1%)
Silver recovery (%)	70%	75%	72%	73%	75%	(6%)	(3%)

Production
Silver ounces produced	565,724	800,543	836,448	2,202,715	2,286,547	(29%)	(4%)
Gold ounces produced	94	76	89	259	305	24%	(15%)
Silver equivalent ounces produced	573,458	806,789	843,951	2,224,198	2,312,112	(29%)	(4%)

Cost
Cash cost per AgEq Ounce	$25.63	$16.90	$15.48	$18.61	$15.24	52%	22%
All-In sustaining costs per AgEq Ounce	$29.86	$19.83	$18.64	$21.97	$18.16	51%	21%
Total production cost per tonne	$61.35	$49.91	$46.27	$52.07	$44.13	23%	18%

Underground development (m)	744	750	834	2,328	1,652	(1%)	41%
Exploration drilling (m)	—	1,950	1,863	3,812	9,152	(100%)	(58%)

During the quarter, La Encantada produced 565,724 silver ounces compared to 800,543 silver ounces in the previous quarter, representing a 29% decrease in production. The lower silver production is primarily related to reduced water availability due to the collapse of one well which occurred at the end of the second quarter, and lower average silver grades. After geophysical survey and analysis, construction of the new replacement well commenced in September and is expected to be operational towards the end of the fourth quarter. Production is anticipated to return back to expected levels once this new well is commissioned.
The mill processed a total of 230,230 tonnes of ore with an average silver grade and recovery during the quarter of 109 g/t and 70%, respectively, compared to 260,986 tonnes, 127 g/t and 75%, respectively, in the previous quarter. Stope production from the new Beca Zone has contributed 74,695 tonnes with an average silver grade of 146 g/t.
Cash cost per AgEq ounce for the quarter was $25.63 per ounce compared to $16.90 per ounce in the prior quarter. The increase is primarily due to the 29% decrease in AgEq ounces produced compared to the prior quarter, due to the lack of available water and lower ore grades.
AISC per AgEq ounce for the quarter was $29.86 per ounce compared to $19.83 per ounce in the previous quarter. The 51% increase in AISC per AgEq ounce was primarily due to the increase in cash costs.

In 2022, the Company sold a portfolio of its existing royalty interests to Metalla Royalty and Streaming Limited. Under the terms of the agreement, the Company is required to pay a 100% gross value royalty on the first 1,000 ounces of gold produced annually from the La Encantada property. For the three months ended September 30, 2023, the Company has incurred $0.2 and $0.4 million (September 30, 2022 - $nil) in royalty payments from gold production at La Encantada.
A total of 744 metres of underground development was completed in the third quarter compared to 750 metres in the prior quarter. Exploration drilling at La Encantada was temporarily suspended in the quarter as a water conservation measure.

First Majestic Silver Corp. 2023 Third Quarter Report	Page 14

Jerritt Canyon Gold Mine, Nevada, United States
The Jerritt Canyon Gold Mine is an underground mining complex located in northern Nevada, United States. Jerritt Canyon was discovered in 1972 and has been in production since 1981 having produced over 9.5 million ounces of gold over its 40-year production history. The operation, which was purchased by the Company on April 30, 2021, has one of only three permitted gold processing plants in Nevada that uses roasting in its treatment of ore. This processing plant has a capacity of 4,000 tpd. On March 20, 2023, the Company temporarily suspended all mining activities at Jerritt Canyon to reduce overall costs and refocus mining and exploration plans at the mine. The property consists of a large, underexplored land package consisting of 30,821 hectares (119 square miles). Jerritt Canyon is 100% owned by the Company.

Jerritt Canyon	2023-Q3	2023-Q2	2023-Q1	2023-YTD	2022-YTD	Change Q3 vs Q2	Change '23 vs '22

Ore processed/tonnes milled	—	31,240	146,403	177,643	624,704	(100%)	(72%)
Average gold grade (g/t)	—	4.90	4.03	4.19	3.40	(100%)	23%
Gold recovery (%)	—	89%	86%	87%	82%	(100%)	6%

Production
Gold ounces produced	396	4,364	16,341	21,101	55,638	(91%)	(62%)
Silver equivalent ounces produced	32,463	353,168	1,381,452	1,767,083	4,633,978	(91%)	(62%)

Cost
Cash cost per Au Ounce	$1,478	$4,181	$2,540	$2,860	$2,265	(65%)	26%
All-In sustaining costs per Au Ounce	$1,730	$4,205	$3,055	$3,268	$2,710	(59%)	21%
Total production cost per tonne	$—	$577.83	$278.57	$334.39	$197.96	(100%)	69%

Underground development (m)	—	—	2,841	2,841	7,452	0%	(62%)
Exploration drilling (m)	—	7,375	6,181	13,556	126,137	(100%)	(89%)

During its partial quarter, Jerritt Canyon produced 396 ounces of gold by pouring ounces from its process inventory. As of April 24, 2023, all activities at the Jerritt Canyon processing plant were suspended following the Company's previously announced temporary suspension of mining activities on March 20, 2023.

One-time standby costs of $13.4 million were incurred year-to-date, primarily related to one-time severance and demobilization costs due to the temporary suspension of mining and processing activities. All mining contractors are now off site with processing activities suspended. The Company continues to advance certain environmental management projects and exploration efforts at Jerritt Canyon following positive drill results highlighting the exploration potential of Jerritt Canyon.

During the quarter, all underground rigs were demobilized. No drilling occurred in the third quarter compared to 7,375 metres in the prior quarter. Exploration activities at Jerritt Canyon consisted of surface mapping and sampling, seismic survey and permitting in support of the planned exploration program for 2024. Surface drilling programs have been deferred to mid 2024 to prioritize drilling targets.

First Majestic Silver Corp. 2023 Third Quarter Report	Page 15

La Parrilla Silver Mine, Durango, México

The La Parrilla Silver Mine, located approximately 65 kilometres southeast of the city of Durango in Durango State, México, is a complex of underground operations consisting of the Rosarios, La Blanca and San Marcos mines which are inter-connected through underground workings, and the Vacas and Quebradillas mines which are connected via above-ground gravel roads. The total mining concessions consist of 69,478 hectares. The property includes 167 hectares of surface rights, of which 60 hectares are owned, and an additional 107 hectares are leased. La Parrilla includes a 2,000 tpd sequential processing plant consisting of a 1,000 tpd cyanidation circuit and a 1,000 tpd flotation circuit, metallurgical pilot plant, buildings, offices and associated infrastructure.

Operations at the La Parrilla mine were placed on care and maintenance in September 2019.

On December 7, 2022, the Company announced that it had entered into an asset purchase agreement with Golden Tag Resources Ltd. ("Golden Tag") to sell the La Parrilla Silver Mine for total consideration of up to $33.5 million, consisting of 143,673,684 common shares of Golden Tag at a deemed price of $0.16 per share, having an aggregate value as of the date of the sale agreement of $20 million, and up to $13.5 million in contingent consideration, in the form of three milestone payments payable in either cash or Golden Tag shares, out of which $2.7 million is payable no later than 18 months following the closing date.

As of December 31, 2022, the sale was considered highly probable; therefore, the assets of La Parrilla were classified as assets held for sale and presented separately under current assets. Immediately prior to the classification to assets held for sale, the carrying amount of La Parrilla was remeasured to its recoverable amount, being its FVLCD, based on the $20 million initial payment, and the first milestone payment of $2.7 million.

During the six months ended June 30, 2023, the Company recorded an additional write down on asset held-for-sale related to La Parrilla of $7.2 million, based on the change in value of Golden Tag's common shares at the end of the reporting period. The recoverable amount of La Parrilla, being its FVLCD, was $14.9 million, net of estimated transaction costs, based on the expected proceeds from the sale.

On August 14, 2023, the Company completed the sale of La Parrilla to Golden Tag and received total consideration of $13.3 million net of transaction costs. Based on the price of Golden Tag's common shares at the time of closing the transaction, the Company has recorded a loss on disposition of $1.6 million. In addition, First Majestic participated in Golden Tag's offering of subscription receipts (the "Subscription Receipts") and purchased 18,009,000 Subscription Receipts at a price of CAD$0.20 per Subscription Receipt which, in accordance with their terms, have now converted into 18,009,000 Golden Tag common shares and 9,004,500 common share purchase warrants (the "Warrants"). Each Warrant is exercisable for one additional Golden Tag common share until August 14, 2026, at a price of CDN$0.34. The Company began accounting for the shares and warrants received from Golden Tag as an equity security at FVTOCI .

Del Toro Silver Mine, Zacatecas, Mexico

The Del Toro Silver Mine is located 60 kilometres to the southeast of the La Parrilla mine and consists of 3,815 hectares of mining concessions and 219 hectares of surface rights. The Del Toro operation represents the consolidation of three historical silver mines, the Perseverancia, San Juan and Dolores mines, which are approximately one and three kilometres apart, respectively. Del Toro includes a 2,000 tpd flotation circuit and a 2,000 tpd cyanidation circuit. First Majestic owns 100% of the Del Toro Silver Mine.

Operations at the Del Toro mine have been on care and maintenance since January 2020.

First Majestic Silver Corp. 2023 Third Quarter Report	Page 16

San Martin Silver Mine, Jalisco, Mexico

The San Martin Silver Mine is an underground mine located near the town of San Martin de Bolaños in the Bolaños river valley, in the northern portion of the State of Jalisco, México. San Martin has 33 contiguous mining concessions in the San Martin de Bolaños mining district covering mineral rights for 12,795 hectares, plus an application of a new mining concession covering 24,723 hectares to be granted. In addition, the mine includes 160 hectares of surface land where the processing plant, camp, office facilities, maintenance shops, and tailings dams are located, and an additional 640 hectares of surface rights. The 1,300 tpd mill and processing plant consists of crushing, grinding and conventional cyanidation by agitation in tanks and a Merrill-Crowe doré production system. The mine can be accessed via small plane, 150 kilometres from Durango, or 250 kilometres by paved road north of Guadalajara, Jalisco. The San Martin Silver Mine is 100% owned by the Company.

In July 2019, the Company suspended all mining and processing activities at the San Martin operation due to growing insecurity in the area. Increasing violence and safety concerns resulted in the Company removing all of its remaining employees from the area in 2021 and the mine and plant have been occupied and are currently under the de facto control of an organized criminal group. Due to this situation, the Company has been unable to carry out proper care and maintenance of the mine and plant and tailings storage facilities and the Company has limited information as to the current state of repair at the mine, including the tailings storage facility. The Company has repeatedly requested all applicable governmental authorities to take action to secure the area but, to date, the Mexican government has failed to take any such action and the Company's own efforts have been unsuccessful. The Company is continuing its efforts to work with governmental authorities to take action to secure the area, although it is not known when that might, if ever, occur.

La Guitarra Silver Mine, Mexico State, Mexico

The La Guitarra Silver Mine is located in the Temascaltepec Mining District in the State of México, México, approximately 130 kilometres southwest from México City. The La Guitarra mine covers 39,714 hectares of mining claims and has a 500 tpd flotation processing plant, buildings and related infrastructure.

The La Guitarra milling and mining operations were placed under care and maintenance in August, 2018.

On May 24, 2022, the Company announced that it had entered into a share purchase agreement with Sierra Madre Gold and Silver Ltd. ("Sierra Madre"), to sell the Company's subsidiary La Guitarra Compañia Minera S.A. de C.V. ("La Guitarra"), which owns the La Guitarra Silver Mine, to Sierra Madre for total consideration of approximately $35 million, consisting of 69,063,076 Sierra Madre common shares at a deemed price of $0.51 per share. The closing of the transaction was subject to customary closing conditions including approval of the Sierra Madre shareholders (which was obtained in December 2022), regulatory approval and that Sierra Madre raise a minimum of $7.7 million (CAD $10 million) in a private placement concurrent or prior to the sale.

On June 30, 2022, the sale was considered highly probable; therefore, the assets and liabilities of La Guitarra were classified as assets and liabilities held for sale and presented separately under current assets and current liabilities, respectively. Immediately prior to the classification to assets and liabilities held for sale, the carrying amount of La Guitarra was remeasured to its recoverable amount, being its FVLCD, based on the expected proceeds from the sale. At December 31, 2022, the sale continued to be considered highly probable; therefore the assets and liabilities were presented as assets and liabilities held for sale and presented separately under current assets and current liabilities. During 2022, the Company recorded a reversal of impairment loss related to the La Guitarra assets of $12.3 million based on the recoverable amount implied by the share purchase agreement.

On March 29, 2023, the Company completed the sale of La Guitarra to Sierra Madre and received total consideration of $33.2 million net of transaction costs (paid in common shares of Sierra Madre), before working capital adjustments. Based on the carrying value of the asset at the time of disposal of $34.3 million, and the working capital adjustment of $0.2 million, the Company has recorded a loss on disposition of $1.4 million. The Company began accounting for the common shares received from Sierra Madre as an equity security at FVTOCI.

First Majestic Silver Corp. 2023 Third Quarter Report	Page 17

Springpole Silver Stream, Ontario, Canada

In July 2020, the Company completed an agreement with First Mining Gold Corp. (“First Mining”) to purchase 50% of the life of mine payable silver produced from the Springpole Gold Project ("Springpole Silver Stream"), a development stage mining project located in Ontario, Canada. First Majestic agreed to pay First Mining consideration of $22.5 million in cash and shares, in three milestone payments, for the right to purchase silver at a price of 33% of the silver spot price per ounce, to a maximum of $7.50 per ounce (subject to annual inflation escalation of 2%, commencing at the start of the third anniversary of production). Commencing with its production of silver, First Mining must deliver 50% of the payable silver which it receives from the offtaker within five business days of the end of each quarter.

The transaction consideration paid and payable by First Majestic is summarized as follows:

•The first payment of $10.0 million, consisting of $2.5 million in cash and $7.5 million in First Majestic common shares (805,698 common shares), was paid to First Mining on July 2, 2020;
•The second payment of $7.5 million, consisting of $3.75 million in cash and $3.75 million in First Majestic common shares (287,300 common shares), was paid on January 21, 2021 upon the completion and public announcement by First Mining of the results of a Pre-Feasibility Study for Springpole; and
•The third payment, consisting of $2.5 million in cash and $2.5 million in First Majestic common shares (based on a 20 day volume weighted average price), will be paid upon receipt by First Mining of a Federal or Provincial Environmental Assessment approval for Springpole, which has not yet been received.

In connection with the streaming agreement, First Mining also granted First Majestic 30.0 million common share purchase warrants of First Mining (the "First Mining Warrants"), each of which will entitle the Company to purchase one common share of First Mining at CAD$0.40 over a period of five years. As a result of the distribution by First Mining of shares and warrants of Treasury Metals Inc. that was completed by First Mining on July 15, 2021, pursuant to the adjustment provisions of the First Mining Warrants, the exercise price of these warrants was reduced from $0.40 to $0.37, and the number of these warrants was increased from 30.0 million to 32.1 million. The fair value of the warrants was measured at $5.7 million using the Black-Scholes option pricing model.

First Mining shall have the right to repurchase 50% of the silver stream for $22.5 million at any time prior to the commencement of production at Springpole, and if such a repurchase takes place, the Company will be left with a reduced silver stream of 25% of life of mine payable silver production from Springpole.

Springpole is one of Canada’s largest, undeveloped gold projects with permitting underway. In January 2021, First Mining announced positive results of its Pre-Feasibility Study (“PFS”) which supports a 30,000 tpd open pit mining operation over an 11-year mine life. First Mining announced resources of 24.3 million ounces of silver in the Indicated category and 1.4 million ounces of silver in the Inferred category, plus 4.6 million ounces of gold in the Indicated category and 0.3 million ounces of gold in the Inferred category. A draft Environmental Impact Statement for Springpole was published in June 2022, and the Federal and Provincial Environment Assessment processes for the project are in progress.

The Springpole Project also includes large land holdings of 41,913 hectares which are fully encompassed under the silver streaming agreement.

First Mining is a related party with two independent board members who are also directors and/or officers of First Majestic.

First Majestic Silver Corp. 2023 Third Quarter Report	Page 18

OVERVIEW OF FINANCIAL PERFORMANCE
For the quarters ended September 30, 2023 and 2022 (in thousands of dollars, except for per share amounts):

	Third Quarter	Third Quarter
	2023	2022	Variance %

Revenues	$133,211	$159,751	(17%)	(1)
Mine operating costs
Cost of sales	92,187	120,707	(24%)	(2)
Depletion, depreciation and amortization	27,998	35,707	(22%)	(3)
	120,185	156,414	(23%)

Mine operating earnings	13,026	3,337	NM

General and administrative expenses	10,439	8,545	22%	(4)
Share-based payments	2,762	3,305	(16%)
Mine holding costs	7,243	3,690	96%	(5)
Restructuring costs	6,428	—	100%	(6)
Loss on sale of mining interest	1,646	—	100%	(7)
Foreign exchange loss	2,642	3,076	(14%)
Operating loss	(18,134)	(15,279)	19%
Investment and other income	1,275	360	NM	(8)
Finance costs	(6,739)	(5,236)	29%	(9)
Loss before income taxes	(23,598)	(20,155)	17%
Current income tax (recovery) expense	(178)	14,270	(101%)	(10)
Deferred income tax expense (recovery)	3,729	(13,733)	127%
Income tax (recovery) expense	3,551	537	NM	(10)
Net loss for the period	($27,149)	($20,692)	31%	(11)

Loss per share (basic and diluted)	($0.09)	($0.08)	(13%)	(11)

NM - Not meaningful

1.Revenues in the quarter decreased $26.5 million compared to the same quarter of the prior year primarily attributed to:
•a 27% decrease in the payable AgEq ounces sold compared to the same quarter of the prior year, which resulted in a decrease in revenues of $41.4 million. This was primarily due to the temporary suspension of mining activities at Jerritt Canyon in the first quarter of 2023. Additionally, there was a decrease in revenues from San Dimas and La Encantada as a result of the reduction in payable AgEq ounces sold due to lower production in the third quarter.
Partially offset by:
•a 14% increase in the average realized silver price, which averaged $22.41 per ounce, compared to $19.74 per ounce during the same quarter of the prior year. This resulted in a $14.8 million increase in revenue compared to the third quarter of 2022.
2.Cost of sales in the quarter decreased $28.5 million compared to the same quarter of the prior year primarily due to:
•a $29.0 million decrease in labour, consumables, energy and maintenance costs during the quarter along with other costs including insurance, lab work, and service costs, primarily due to the temporary suspension of mining activities at Jerritt Canyon during the first quarter of 2023; and
•a $1.5 million decrease in change in inventory expense compared to the same quarter of 2022.

First Majestic Silver Corp. 2023 Third Quarter Report	Page 19

Partially offset by:
•a $1.6 million increase in worker participation costs in Mexico
•An inventory write-down of $1.0 million at La Encantada related to heightened costs due to lower grades, recoveries and throughput which lowered performance at the end of the second quarter; and
•a stronger Mexican Peso against the U.S. dollar, which averaged 16% higher compared to the same period of 2022.
3. Depletion, depreciation and amortization in the quarter decreased $7.7 million compared to the same quarter of the previous year, primarily as a result of:
•a decrease of $11.0 million related to lower depletion at Jerritt Canyon due to lack of ore processed through the mill following the temporary suspension in the first quarter of 2023.
Partially offset by:
•an increase of $3.3 million during the current quarter related to depletion at the Santa Elena and La Encantada mines primarily due to an increase in production from Santa Elena and an increase in depletable assets following the reclassification from non-depletable to depletable mineral interest in the first quarter of 2023.
4. General and administrative expenses increased by $1.9 million compared to the same quarter of 2022, primarily due to higher severance costs during the quarter relating to restructuring efforts to optimize the workforce along with additional legal and professional fees relating to the Company's two ongoing NAFTA cases.
5. Mine holding costs increased by $3.6 million compared to the same quarter of 2022, primarily related to the temporary suspension of Jerritt Canyon. This was partially offset by lower holding costs due to the sale of La Guitarra in the first quarter and La Parrilla in the third quarter of 2023.
6. Restructuring Costs for the quarter totalled $6.4 million as the Company continues to focus on optimizing its workforce primarily at San Dimas, as well as the Durango regional office and Santa Elena.
7. Loss on sale of mining interest for the quarter increased compared to the third quarter of the prior year, following the sale of La Parrilla to Golden Tag. The sale of La Parrilla was completed on August 14, 2023, and the Company received $13.3 million net of transaction costs. Based on the carrying value of the asset of $14.9 million, and the price of Golden Tag's shares at the time of disposal, the Company has recorded a loss on disposition of $1.6 million.
8. Investment and other income for the quarter increased by $0.9 million compared to the third quarter of the prior year, primarily due to interest income of $1.5 million, compared to income of $0.5 million in the same quarter of the prior year. Additionally, there was an unrealized loss on marketable securities of $0.7 million, compared to a loss of $0.4 million in the same quarter of the prior year.
9. Finance costs in the quarter increased by $1.5 million compared to the third quarter of the prior year due to an increase in interest expense as a result of higher interest rates on the Company's revolving credit facility and additional interest from the issuance of surety bonds during the quarter. Additionally, there was an increase in the accretion expense for decommissioning liabilities resulting from changes in the asset retirement obligations at the end of the prior year.
10. During the quarter, the Company recorded an income tax expense of $3.6 million compared to an expense of $0.5 million in the third quarter of 2022. The increase in income tax expense was primarily due to an increase in deferred income tax of $17.5 million partially offset by lower current income tax of $14.4 million due to lower earnings at its Mexican operations.
11. As a result of the foregoing, net loss for the quarter was $27.1 million (EPS of ($0.09)) compared to a net loss of $20.7 million (EPS of ($0.08)) in the same quarter of the prior year.

First Majestic Silver Corp. 2023 Third Quarter Report	Page 20

For the years to date ended September 30, 2023 and 2022 (in thousands of dollars, except for per share amounts):

	Year to Date	Year to Date	Variance %
	2023	2022	23 vs '22

Revenues	$436,855	$476,032	(8%)	(1)
Mine operating costs
Cost of sales	320,662	345,539	(7%)	(2)
Cost of sales - standby costs	13,438	—	100%	(2)
Depletion, depreciation and amortization	95,014	100,475	(5%)	(3)
	429,114	446,014	(4%)

Mine operating earnings	7,741	30,018	(74%)

General and administrative	30,560	28,207	8%	(4)
Share-based payments	10,711	11,113	(4%)
Mine holding costs	14,750	9,285	59%	(5)
Write down on asset held-for-sale	7,229	—	100%	(6)
Restructuring costs	6,428	—	100%	(7)
Impairment (reversal) of non-current asset	125,200	(7,585)	NM	(8)
Loss on sale of mining interest	3,024	—	100%	(9)
Foreign exchange (gain) loss	(8,953)	3,353	NM
Operating loss	(181,208)	(14,355)	NM
Investment and other income (loss)	8,144	(926)	NM
Finance costs	(19,688)	(14,661)	34%	(10)
Loss before income taxes	(192,752)	(29,942)	NM
Current income tax expense	5,235	51,212	(90%)
Deferred income tax (recovery) expense	(52,644)	16,303	NM	(11)
Income tax (recovery) expense	(47,409)	67,515	(170%)	(11)
Net loss for the period	($145,343)	($97,457)	(49%)	(12)

Loss per common share
Basic and diluted	($0.52)	($0.37)	(39%)	(12)

NM - Not meaningful
1.Revenues in the nine months ended September 30, 2023 decreased $39.2 million or 8% compared to the previous year, primarily attributed to:
•$53.3 million decrease due to a 10% decrease in payable AgEq ounces sold compared to the prior year. This was mainly attributed to the temporary suspension of Jerritt Canyon during the first quarter. Jerritt Canyon only contributed 79 full days of production during the first quarter of 2023.
Partially offset by:
•$13.9 million increase due to a 3% increase in realized silver price per ounce sold, which averaged $23.03 compared to $22.27 in the prior year.
2.Cost of sales in the year decreased $11.4 million or 7% compared to the previous year as a result of the following factors:
•a $31.6 million decrease in consumables and materials, energy, labour, changes in inventory expense, and other costs including insurance, lab work, and service costs, primarily due to the temporary suspension of operations at the Jerritt Canyon Mine during the first quarter of 2023; and

First Majestic Silver Corp. 2023 Third Quarter Report	Page 21

•a decrease of $3.1 million due to the higher one-time abnormal costs incurred in the third quarter of 2022. These costs were incurred as a result of marginal ore material processed to keep the mill running at minimum feed requirements to perform mandated air compliance test work at Jerritt Canyon.
Partially offset by:
•one-time standby costs of $13.4 million due to the temporary suspension of mining and processing activities at Jerritt Canyon;
•a $4.6 million increase due to changes in inventory expense compared to the prior year;
•a $4.3 million increase in worker participation costs in Mexico; and
•a stronger Mexican Peso against the U.S. dollar, which averaged 10% higher compared to the same period of 2022.
3.Depletion, depreciation and amortization in the year decreased $5.5 million or 5% compared to the prior year primarily as a result a $20.1 million decrease related to lower depletion at Jerritt Canyon as a result of the temporary suspension of mining activities at Jerritt Canyon.
Partially offset by:
•a $14.7 million increase from the Mexican operations due to an increase in throughput as well as higher depreciation due to the addition of the dual circuit plant at Santa Elena.
4. General and administrative expense in the year increased $2.4 million or 8% compared to the prior year, primarily attributed to higher severance costs related to restructuring efforts to optimize the workforce during the year along with additional legal and professional fees relating to the Company's two ongoing NAFTA cases.
5. Mine holding costs increased by $5.5 compared to the prior year, primarily related to the temporary suspension of Jerritt Canyon and care and maintenance activities at Santa Elena. This was partially offset by lower holding costs due to the sale of La Guitarra in the first quarter and La Parrilla in the third quarter of 2023.
6. Write down on asset held-for-sale increased by $7.2 million compared to the prior year as the Company recorded an additional impairment loss related to La Parrilla based on the change in value of Golden Tag's shares at the end of the second quarter.
7. Restructuring costs for the year totalled $6.4 million as the Company continued to focus on optimizing its workforce during the third quarter primarily at San Dimas, as well as the Durango regional office and Santa Elena.
8. Impairment of $125.2 million on the Jerritt Canyon mine due to the temporary suspension of mining operations was recorded during the year. This was compared to 2022 where the Company recorded a reversal of impairment of $7.6 million for La Guitarra based on its recoverable amount, being its fair value less cost of disposal.
9. Loss on sale of mining interest for the year increased by $3.0 million compared to the prior year, following the sale of La Guitarra to Sierra Madre and the sale of La Parrilla to Golden Tag. The sale of La Guitarra was completed on March 29, 2023, and the Company received $33.2 million in consideration net of transaction costs, before working capital adjustments, representing the value of the Sierra Madre shares received. Based on the carrying value of the asset at the time of disposal of $34.3 million, and the working capital adjustment of $0.2 million, along with changes in the foreign exchange rate between the time the asset was classified as held-for-sale and the closing date, the Company recorded a loss on disposition of $1.4 million. The sale of La Parrilla was completed on August 14, 2023, and the Company received $13.3 million in consideration net of transaction costs. Based on the carrying value of the asset of $14.9 million, and the price of Golden Tag's shares at the time of disposal, the Company has recorded a loss on disposition of $1.6 million.
10. Finance costs for the year increased by $5.0 million compared to the prior year due to an increase in interest expense as a result of higher interest rates on the Company's revolving credit facility and additional interest from the issuance of surety bonds during the year. Additionally, there was an increase in the accretion expense for decommissioning liabilities resulting from changes in the asset retirement obligations at the end of the prior year.
11. During the nine months ended September 30, 2023, the Company recorded an income tax recovery of $47.4 million, compared to an income tax expense of $67.5 million in 2022. The decrease in income tax expense was primarily driven by the one-time payment Corporación First Majestic S.A. de C.V. ("CFM") made of approximately $21.3 million and surrendering of certain tax loss carry forwards resulting in a non-cash deferred tax expense of $54 million in the second quarter of 2022. The income tax recovery was also driven by an impairment on non-current assets during the first quarter of 2023.

First Majestic Silver Corp. 2023 Third Quarter Report	Page 22

12. As a result of the foregoing, net loss for the nine months ended September 30, 2023 was $145.3 million (EPS of ($0.52)), compared to the net loss of $97.5 million (EPS of ($0.37)) in the prior year.

SUMMARY OF QUARTERLY RESULTS

The following table presents selected financial information for each of the most recent eight quarters:

	2023			2022				2021
Selected Financial Information	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Revenue	$133,211	$146,692	$156,952	$148,189	$159,751	$159,443	$156,838	$204,876
Cost of sales	$92,187	$104,607	$123,868	$126,148	$120,707	$113,619	$111,213	$121,236
Depletion, depreciation and amortization	$27,998	$32,587	$34,429	$35,307	$35,707	$34,212	$30,556	$43,278
Mine operating earnings (loss)	$13,026	$1,138	($6,423)	($13,266)	$3,337	$11,612	$15,069	$40,362
Net (loss) earnings after tax	($27,149)	($17,534)	($100,660)	($16,819)	($20,692)	($84,050)	$7,285	($3,971)
(Loss) earnings per share - basic	($0.09)	($0.06)	($0.37)	($0.06)	($0.08)	($0.32)	$0.03	($0.02)
(Loss) earnings per share - diluted	($0.09)	($0.06)	($0.37)	($0.06)	($0.08)	($0.32)	$0.03	($0.02)

During the third quarter of 2023, mine operating earnings were $13.0 million compared to earnings of $1.1 million in the previous quarter primarily due to lower cost of sales and depletion, depreciation and amortization primarily due to the temporary suspension of operations at Jerritt Canyon. The net loss for the quarter was $27.1 million compared to the net loss of $17.5 million in the prior quarter primarily attributed to restructuring costs at San Dimas, the Durango regional office and Santa Elena of $6.4 million, along with an increase in income tax expense of $8.5 million compared to the prior quarter.

LIQUIDITY, CAPITAL RESOURCES AND CONTRACTUAL OBLIGATIONS

Liquidity

As at September 30, 2023, the Company had cash and cash equivalents of $138.3 million, comprised primarily of cash held with reputable financial institutions and is invested in cash accounts and in highly liquid short-term investments with maturities of three months or less. With the exception of $1.5 million held in-trust for tax audits in Mexico, the Company's cash and cash equivalents are not exposed to liquidity risk and there are no restrictions on the ability of the Company to use these funds to meet its obligations. On August 3, 2023, the Company filed a final short form base shelf prospectus in each province of Canada (other than Quebec), and a registration statement on Form F-10 in the United States, which will allow the Company to undertake offerings (including by way of "at-the-market distributions") under one or more prospectus supplements of various securities listed in the shelf prospectus, up to an aggregate total of $500.0 million, over a 25-month period commencing as of the filing date of the shelf prospectus.
Working capital as at September 30, 2023 was $197.8 million compared to $202.9 million at December 31, 2022. Total available liquidity at September 30, 2023 was $322.4 million, including working capital and $124.6 million of undrawn revolving credit facility.

First Majestic Silver Corp. 2023 Third Quarter Report	Page 23

The following table summarizes the Company's cash flow activity during the year:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2023	2022	2023	2022
Cash flow
Cash generated by operating activities	$19,980	$65,983	$35,689	$33,746
Cash used in investing activities	(32,643)	(54,043)	(122,485)	(160,871)
Cash (used in) provided by financing activities	(8,265)	23,281	71,465	46,834
(Decrease) increase in cash and cash equivalents	($20,928)	$35,221	($15,331)	($80,291)
Effect of exchange rate on cash and cash equivalents held in foreign currencies	(976)	(3,524)	2,228	(3,547)
Cash and cash equivalent reclassified as held for sale	—	(599)	—	(5,269)
Cash and cash equivalents, beginning of the period	160,239	117,721	151,438	237,926
Cash and cash equivalents, end of period	$138,335	$148,819	$138,335	$148,819

The Company’s cash flows from operating, investing and financing activities during the nine months ended September 30, 2023 are summarized as follows:
•Cash generated by operating activities of $35.7 million, primarily due to:
•$62.9 million in cash flows from operating activities before movements in working capital and taxes;
net of:
•$22.2 million in income taxes paid during the period; and
•$5.0 million net change in non-cash working capital items during the period, including a $15.7 million decrease in trade payable, a $4.0 million increase in prepaid expenses, a $0.6 million decrease in income taxes payable, and a $0.5 million increase in trade and other receivables, partially offset by a $6.2 million decrease in restricted cash, a $5.9 million decrease in value added tax ("VAT") receivables, and a $2.5 million decrease in inventories.

•Cash used in investing activities of $122.5 million, primarily related to:
•$95.6 million spent on mine development and exploration activities;
•$24.8 million spent on purchase of property, plant and equipment; and
•$2.3 million spent on deposits on non-current assets.
•Cash provided by financing activities of $71.5 million, primarily consists of the following:
•$92.1 million of net proceeds from the issuance of shares through the ATM program;
•$1.5 million of net proceeds from the exercise of stock options;
net of:
•$11.1 million for repayment of lease obligations;
•$6.6 million payment of financing costs; and
•$4.6 million for the payment of dividends during the period

During the quarter ended September 30, 2023, the Company received $12.5 million (220.7 million Pesos) related to value added tax filings. In connection with the Primero Empresa Minera, S.A. de C.V. ("PEM") tax ruling, the tax authority has frozen a PEM bank account with cumulative funds of $100.8 million as a guarantee against certain disputed tax assessments which are currently held within the Company's restricted cash accounts. This balance consists of VAT refunds that the Company has received which were previously withheld by the tax authority. The Company does not agree with Servicio de Administracion Tributaria's ("SAT") position and is challenging the freezing of the bank account through the relevant legal channels.

First Majestic Silver Corp. 2023 Third Quarter Report	Page 24

During the quarter, the Company received total funds of $28.7 million which was previously classified as restricted cash. These funds related to an interest-bearing account previously held with AIG (the "Commutation Account"). The Commutation Account principal plus interest earned on the principal was used to fund ongoing reclamation and mine closure. The Company elected to extinguish all rights under the policy releasing AIG from reclamation cost and financial assurance liabilities by replacing the policy with surety bonds on June 28, 2023.

Capital Resources

The Company’s objective when managing capital is to maintain financial flexibility to continue as a going concern while optimizing growth and maximizing returns of investments from shareholders.

The Company continually monitors its capital structure and, based on changes in operations and economic conditions, may from time to time adjust the structure by repurchasing shares, issuing new shares, issuing new debt or retiring existing debt. The Company prepares an annual budget and quarterly forecasts to facilitate the management of its capital requirements. The annual budget is approved by the Company’s Board of Directors.

The Company is not subject to any externally imposed capital requirements with the exception of complying with banking covenants defined in its debt facilities. As at September 30, 2023 and December 31, 2022, the Company was fully in compliance with these covenants.

Contractual Obligations and Commitments

As at September 30, 2023, the Company’s contractual obligations and commitments are summarized as follows:

	Contractual Cash Flows	Less than 1 year	2 to 3 years	4 to 5 years	After 5 years
Trade and other payables	$79,411	$79,411	$—	$—	$—
Debt facilities	258,409	2,901	25,292	230,216	—
Lease liabilities	42,050	16,956	20,230	4,061	803
Other liabilities	5,898	—	—	5,898	—
Purchase obligations and commitments	4,269	4,269	—	—	—
	$390,037	$103,537	$45,522	$240,175	$803

At September 30, 2023, the Company had working capital of $197.8 million (December 2022 – $202.9 million) and total available liquidity of $322.4 million (December 2022 – $277.9 million), including $124.6 million (December 2022 - $75.0 million) of undrawn revolving credit facility.

The Company believes it has sufficient cash on hand, combined with cash flows from operations, to meet operating requirements as they arise for at least the next 12 months.

MANAGEMENT OF RISKS AND UNCERTAINTIES

The Company thoroughly examines the various financial instruments and risks to which it is exposed and assesses the impact and likelihood of those risks. These risks may include credit risk, liquidity risk, currency risk, commodity price risk, and interest rate risk. Where material, these risks are reviewed and monitored by the Board of Directors. For a discussion of additional risks related to the Company's business please see "Risk Factors" in the Company's most recent Annual Information Form.
Credit Risk

Credit risk is the risk of financial loss if a customer or counterparty fails to meet its contractual obligations. The Company’s credit risk relates primarily to chartered banks, trade receivables in the ordinary course of business, value added taxes receivable and other receivables.

As at September 30, 2023, net VAT receivable was $39.0 million (December 31, 2022 - $44.9 million), of which $25.0 million (December 31, 2022 - $21.6 million) relates to Minera La Encantada S.A. de C.V. ("MLE") and $22.3 million (December 31, 2022 - $17.7 million) relates to PEM, offset by VAT payable balances.

First Majestic Silver Corp. 2023 Third Quarter Report	Page 25

The Company sells and receives payment upon delivery of its silver doré and by-products primarily through three international customers. All of the Company's customers have good ratings and payments of receivables are scheduled, routine and fully received within 60 days of submission; therefore, the balance of trade receivables owed to the Company in the ordinary course of business is not significant.

The carrying amount of financial assets recorded in the condensed consolidated financial statements represents the Company’s maximum exposure to credit risk. With the exception to the above, the Company believes it is not exposed to significant credit risk.
Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they arise. The Company manages liquidity risk by monitoring actual and projected cash flows and matching the maturity profile of financial assets and liabilities. Cash flow forecasting is performed regularly to ensure that there is sufficient capital in order to meet short-term business requirements, after taking into account cash flows from operations and our holdings of cash and cash equivalents.

Currency Risk

The Company is exposed to foreign exchange risk primarily relating to financial instruments that are denominated in Canadian dollars or Mexican pesos, which would impact the Company’s net earnings or loss. To manage foreign exchange risk, the Company may occasionally enter into short-term foreign currency derivatives, such as forwards and options, to hedge its cash flows.

The sensitivity of the Company’s net earnings or loss and comprehensive income or loss due to changes in the exchange rates of the Canadian Dollar and the Mexican Peso against the U.S. Dollar is included in the table below:

	September 30, 2023
	Cash and cash equivalents	Restricted cash	Value added taxes receivable	Other financial assets	Trade and other payables	Foreign exchange derivative	Net assets (liabilities) exposure	Effect of +/- 10% change in currency
Canadian dollar	$15,433	$—	$—	$1,587	($4,850)	$—	$12,170	$1,217
Mexican peso	22,191	100,821	39,032	—	(51,201)	430	111,273	11,127
	$37,624	$100,821	$39,032	$1,587	($56,051)	$430	$123,443	$12,344

Commodity Price Risk

The Company is exposed to commodity price risk on silver and gold, which have a direct and immediate impact on the value of its related financial instruments, non-financial items and net earnings. The Company’s revenues are directly dependent on commodity prices that have shown volatility and are beyond the Company’s control. The Company does not use long-term derivative instruments to hedge its commodity price risk to silver or gold.

The following table summarizes the Company’s exposure to commodity price risk and their impact on net earnings:

		September 30, 2023
	Effect of +/- 10% change in metal prices
	Silver	Gold	Total
Metals in doré inventory	$999	$644	$1,643
	$999	$644	$1,643

Political and Country Risk
First Majestic currently conducts foreign operations in México and the United States, and as such the Company’s operations are exposed to various levels of political and economic risks by factors outside of the Company’s control. These potential factors include, but are not limited to: royalty and tax increases or claims by governmental bodies, the conflict between Russia and Ukraine, expropriation or nationalization, foreign exchange controls, high rates of inflation, fluctuations in foreign currency exchange rates, import and export tariffs and regulations, lawlessness, cancellation or renegotiation of

First Majestic Silver Corp. 2023 Third Quarter Report	Page 26

contracts and environmental and permitting regulations, illegal mining operations by third parties on the Company's properties, labour unrest and surface access issues. The Company currently has no political risk insurance coverage against these risks.

The Company is unable to determine the impact of these risks on its future financial position or results of operations. Changes, if any, in mining or investment policies or shifts in political attitude in foreign countries may substantively affect the Company’s exploration, development and production activities.

Uncertainty in the Estimation of Mineral Resources and Mineral Reserves, and Metal Recoveries
There is a degree of uncertainty attributable to the estimation of Mineral Resources and Mineral Reserves (as defined in the Canadian Institute of Mining's Estimation of Mineral Resources and Mineral Reserves Best Practice Guidelines. Until Mineral Reserves or Mineral Resources are actually mined, extracted and processed, the quantity of minerals and their grades must be considered estimates only. In addition, the quantity of Mineral Reserves and Mineral Resources may vary depending on, among other things, applicable metal prices, exchange rates assumptions used, underground stability conditions, the ability to maintain constant underground access to all working areas, geological variability, mining methods assumptions used and operating cost escalation. Any material change in the quantity of Mineral Reserves, Mineral Resources, grade or dimensions of the geological structures may affect the economic viability of some or all of the Company’s mineral properties and may have a material adverse effect on the Company's operational results and financial condition. Mineral Reserves on the Company’s properties have been estimated on the basis of economic factors at the time of calculation, including commodity prices and operating costs; variations in such factors may have an impact on the amount of the Company’s Mineral Reserves. In addition, there can be no assurance that metal recoveries in small scale laboratory tests will be replicated in larger scale tests under on-site conditions or during production, or that the existing known and experienced recoveries will continue.

Public Health Crises
Global financial conditions and the global economy in general have, at various times in the past and may in the future, experience extreme volatility in response to economic shocks or other events. Many industries, including the mining industry, are impacted by volatile market conditions in response to the widespread outbreak of epidemics, pandemics, or other health crises. Such public health crises and the responses of governments and private actors can result in disruptions and volatility in economies, financial markets, and global supply chains as well as declining trade and market sentiment and reduced mobility of people, all of which could impact commodity prices, interest rates, credit ratings, credit risk and inflation.

Any public health crises could materially and adversely impact the Company's business, including without limitation, employee health, workforce availability and productivity, limitations on travel, supply chain disruptions, increased insurance premiums, increased costs and reduced efficiencies, the availability of industry experts and personnel, restrictions on the Company's exploration and drilling programs and/or the timing to process drill and other metallurgical testing and the slowdown or temporary suspension of operations at some or all of the Company's properties, resulting in reduced production volumes. Any such disruptions could have an adverse effect on the Company’s production, revenue, net income and business.

Environmental and Health and Safety Risks

The Company’s activities are subject to extensive laws and regulations governing environmental protection and employee health and safety. Environmental laws and regulations are complex and have tended to become more stringent over time. The Company is required to obtain governmental permits and in some instances air, water quality, waste disposal, hazardous substances and mine reclamation rules and permits. Although the Company makes provisions for environmental compliance and reclamation costs, it cannot be assured that these provisions will be adequate to discharge its future obligations for these costs. Failure to comply with applicable environmental and health and safety laws may result in injunctions, damages, suspension or revocation of permits and imposition of penalties. There can be no assurance that First Majestic has been or will be at all times in complete compliance with such laws, regulations and permits, or that the costs of complying with current and future environmental and health and safety laws and permits will not materially and adversely affect the Company’s business, results of operations or financial condition.

On August 26, 2021, the NDEP issued 10 Notices of Alleged Violation (collectively the “NOAV”) that alleged the Company doing business as Jerritt Canyon Gold, LLC had violated various air permit conditions and regulations applicable to operations at the Jerritt Canyon in Elko County, Nevada. The NOAV are related to compliance with emission monitoring, testing, recordkeeping requirements, and emission and throughput limits.

First Majestic Silver Corp. 2023 Third Quarter Report	Page 27

The Company filed a Notice of Appeal on September 3, 2021, challenging the NOAV before the Nevada State Environmental Commission (“NSEC”). The Company raised various defenses to the NOAV, including that the Company is not liable for the violations because it was never the owner/operator of Jerritt Canyon during the period the alleged violations began (on April 30, 2021, the Company acquired Jerritt Canyon Canada Ltd, which, through subsidiaries, owns and operates Jerritt Canyon). There is currently no hearing scheduled or any scheduling order in the matter, and the parties have yet to engage in discovery.

On March 8, 2022, NDEP issued an additional four Notices of Alleged Violations to Jerritt Canyon Gold, LLC for alleged exceedances and violations of an Air Quality Operating permit and Mercury Operating Permit to Construct. The new NOAVs relate to alleged exceedances of mercury emission limitations, exceedances of operating parameters, installation of equipment, and recordkeeping requirements. The Company filed a Request for Hearing with the Nevada State Environmental Commission on March 18, 2022, that challenged the bases for the alleged NOAVs and any potential penalties associated with the NOAVs. JCG and NDEP agreed to waive the 20-day hearing requirement for the NOAVs and the parties request that the NSEC withhold schedule a hearing for the NOAVs at this time. At this time the estimated amount cannot be reliably determined.

Climate Related Risks

A number of governments have introduced or are moving to introduce climate change legislation and treaties at the international, national, state/provincial and local levels. Regulation relating to emission levels (such as carbon taxes) and energy efficiency is becoming more stringent. If the current regulatory trend continues, this may result in increased costs at some or all of the Company’s operations. In addition, the physical risks of climate change may also have an adverse effect on the Company’s operations. These risks include the following:
•Changes in sea levels could affect ocean transportation and shipping facilities that are used to transport supplies, equipment and workforce and products from the Company's operations to world markets.
•Extreme weather events (such as prolonged drought, flooding or freezing conditions) have the potential to disrupt operations at the Company’s mines and may require the Company to make additional expenditures to mitigate the impact of such events. Extended disruptions to supply lines could result in interruption to production.
•The Company’s facilities depend on regular supplies of consumables (diesel, tires, sodium cyanide, etc.) and reagents to operate efficiently. In the event that the effects of climate change or extreme weather events cause prolonged disruption to the delivery of essential commodities, production levels at the Company’s operations may be reduced.
There can be no assurance that efforts to mitigate the risks of climate changes will be effective and that the physical risks of climate change will not have an adverse effect on the Company’s operations and profitability.

Claims and Legal Proceedings Risks

The Company is subject to various claims and legal proceedings covering a wide range of matters that arise in the ordinary course of business activities. Each of these matters is subject to various uncertainties and it is possible that some of these other matters may be resolved in a manner that is unfavourable to the Company which may result in a material adverse impact on the Company's financial performance, cash flow or results of operations. First Majestic carries liability insurance coverage and establishes provisions for matters that are probable and can be reasonably estimated, however there can be no guarantee that the amount of such coverage is sufficient to protect against all potential liabilities. In addition, the Company may in the future be subjected to regulatory investigations or other proceedings and may be involved in disputes with other parties in the future which may result in a significant impact on our financial condition, cash flow and results of operations.

Title to Properties

The validity of mining or exploration titles or claims or rights, which constitute most of the Company’s property holdings, can be uncertain and may be contested. The Company has used reasonable commercial efforts to investigate the Company’s title or claim to its various properties, however, no assurance can be given that applicable governments will not revoke or significantly alter the conditions of the applicable exploration and mining titles or claims and that such exploration and mining titles or claims will not be challenged or impugned by third parties. Mining laws are continually developing and changes in such laws could materially impact the Company’s rights to its various properties or interests therein. The Company has obtained title insurance for its Jerritt Canyon Mine but there is a risk that such insurance could

First Majestic Silver Corp. 2023 Third Quarter Report	Page 28

be insufficient, or the Company could not be successful in any claim against its insurer. Accordingly, the Company may have little or no recourse as a result of any successful challenge to title to any of its properties. The Company’s properties may be subject to prior unregistered liens, agreements or transfers, land claims or undetected title defects which may have a material adverse effect on the Company’s ability to develop or exploit the properties.

Primero Tax Rulings
When Primero, the previous owner of San Dimas acquired the San Dimas Mine in August 2010, it assumed the obligations under a Silver Purchase Agreement (“Old Stream Agreement”) that required its subsidiary PEM to sell exclusively to Wheaton Precious Metals ("WPMI") up to 6 million ounces silver produced from the San Dimas Mine, and 50% of silver produced thereafter, at the lower of: (i) the spot market price and (ii) $4.014 per ounce plus an annual increase of 1% (“PEM Realized Price”). In May 2018, the Old Stream Agreement was terminated between WPMI and STB in connection with the Company entering into a new stream agreement with WPMI concurrent with the acquisition of Primero by the Company.

In order to reflect the commercial terms and the effects of the Old Stream Agreement, for Mexican income tax purposes, PEM recognized the revenue on these silver sales based on the PEM Realized Price instead of at spot market prices.

To obtain tax and legal assurance that the Mexican tax authority, Servicio de Administración Tributaria ("SAT") would accept the PEM Realized Price as the transfer price to calculate Mexican income taxes payable by PEM, a mutually binding Advance Pricing Agreement (“APA”) was entered into with the SAT for taxation years 2010 to 2014. On October 4, 2012, the SAT confirmed that based on the terms of the APA, the PEM Realized Price could be used as PEM’s basis for calculating taxes owed for the silver sold under the Old Stream Agreement.

In February 2015, the SAT commenced a legal process seeking to retroactively nullify the APA.

In 2019, the SAT issued reassessments for the 2010 to 2012 tax years in the total amount of $339.3 million (5,978 million MXN) inclusive of interest, inflation, and penalties. In 2021, the SAT also issued a reassessment against PEM for the 2013 tax year in the total amount of $179.3 million (3,158 million MXN) (collectively, the "Reassessments"). In 2023, the SAT issued reassessments for the 2014 and 2015 tax years in the total amount of $363.8 million (6,409 million MXN) inclusive of interest, inflation, and penalties. The Company believes that the Reassessments fail to recognize the applicability of a valid transfer pricing methodology. The major items in the Reassessments include determination of revenue based on silver spot market prices, denial of the deductibility of interest expense and service fees, SAT technical error related to double counting of taxes, and interest and penalties.

The Company continues to defend the APA in domestic legal proceedings in Mexico, and the Company has also requested resolution of the transfer pricing dispute pursuant to the Mutual Agreement Procedure (“MAP”), under the relevant avoidance of double taxation treaties, between the competent tax authorities of Mexico, Canada, Luxembourg and Barbados. The SAT has refused to take the necessary steps under the MAP process contained in the three tax treaties. The Company believes that by its refusal, Mexico is in breach of its international obligations regarding double taxation treaties. Furthermore, the Company continues to believe that the APA remains valid and legally binding on the SAT.

The Company continues to pursue all available domestic and international remedies under the laws of Mexico and under the relevant tax treaties. Furthermore, as discussed further below, it has also made claims against Mexico under Chapter 11 of the North American Free Trade Agreement (“NAFTA”) for violation of its international law obligations.

Domestic Remedies

In September 2020, the Company was served with a decision of the Federal Court seeking to nullify the APA granted to PEM. The Federal Court’s decision directs SAT to re-examine the evidence and basis for the issuance of the APA with retroactive effect, for the following key reasons:
(i) SAT’s errors in analyzing PEM’s request for the APA and the evidence provided in support of the request; and
(ii) SAT’s failure to request from PEM certain additional information before issuing the APA.

The Company filed an appeal of the decision to the Mexican Circuit Courts on November 30, 2020. As two writs of certiorari were filed by the Company before the Mexican Supreme Court of Justice, on April 15, 2021, the Plenary of the Supreme Court i) admitted one of those writs, ii) requested the Circuit Court to send the appeal file to them, and iii) assigned such

First Majestic Silver Corp. 2023 Third Quarter Report	Page 29

writ to the Second Chamber of the Supreme Court for issuing the corresponding decision. Both writs of certiorari were withdrawn in December 2022. The challenge filed by the Company has been returned to the Mexican Circuit Courts and a decision may be issued by the end of 2023.

International Remedies

i. NAFTA APA Claim
On March 2, 2021, the Company submitted a Request for Arbitration to the International Centre for Settlement of Investment Disputes ("ICSID"), on its own behalf and on behalf of PEM, based on Chapter 11 of NAFTA. On March 31, 2021, the Notice of Registration of the Request for Arbitration was issued by the ICSID Secretariat. Once the NAFTA Arbitration Panel (the “Tribunal”) was fully constituted on August 20, 2021 by the appointment of all three panel members, the NAFTA Arbitration Proceedings (the “NAFTA Proceedings”) were deemed to have been fully commenced. The first session of the Tribunal was held by videoconference on September 24, 2021 to decide upon the procedural rules which will govern the NAFTA Proceedings. The Tribunal issued Procedural Order No. 1 on October 21, 2021. Thereafter, on April 26, 2022, the Company submitted its Claimant’s Memorial including expert reports and witness statements to the Tribunal, and on November 25, 2022, Mexico submitted its Counter-Memorial. On January 4, 2023, the Company submitted a Request for Provisional Measures (the “PM Request”) to the Tribunal. Following a reply that was filed by Mexico on February 16, 2023, a hearing regarding the request took place on March 13, 2023. On May 26, 2023, the Tribunal made its decision on the PM Request, partially granting the provisional measures set out in the request (the "PM Decision"). On June 15, 2023, the Company requested Mexico to comply with the Tribunal’s decision, and in response, on June 19, 2023, Mexico filed a Revocation Request against the PM Decision.

On July 21, 2023, the Company filed its response to Mexico’s Revocation Request. On September 1, 2023, after receiving the Company's submissions opposing the Revocation Request, the Tribunal issued its decision dismissing the Revocation Request, and confirming that the PM Decision stands and that the Government of Mexico is obligated to comply with the PM Decision.

On July 28, 2023, the Government of Mexico filed a Preliminary Objection to Jurisdiction and Request for Bifurcation in which it has requested that the Tribunal should stay the merits phase of the international arbitration commenced in 2021, and instead proceed to examine on a preliminary basis, under what is commonly called a bifurcated procedure, whether the Company’s commencement of the new NAFTA Chapter 11 proceeding limited to the recovery of PEM’s VAT refunds impinges on the Tribunal’s jurisdiction. The Company filed its initial response on September 1, 2023, objecting to the Request for Bifurcation, and will be making an additional submission by November 6, 2023. The Company expects a decision on the Request for Bifurcation to be rendered by the Tribunal before the end of this year.

Subsequent to the end of the quarter, on October 10, 2023, the Government of Mexico filed its reply to the Company's response on Mexico's bifurcation request. The Company will file its rejoinder on the jurisdictional objection that has been made by Mexico on November 6, 2023, and the Company anticipates the Tribunal will render its decision on the bifurcation request by the end of 2023.

If the SAT’s attempts to retroactively nullify the APA are successful, the SAT can be expected to enforce any Reassessments for 2010 through 2014 against PEM in respect of its sales of silver pursuant to the Old Stream Agreement. Such an outcome would likely have a material adverse effect on the Company’s results of operations, financial condition and cash flows. Should the Company ultimately be required to pay tax on its silver revenues based on spot market prices without any mitigating adjustments, the incremental income tax for the years 2010-2019 would be approximately $296.1 million (5,217 million MXN), before taking into consideration interest or penalties.

Based on the Company’s consultation with third party advisors, the Company believes PEM filed its tax returns in compliance with applicable Mexican law and that the APA is valid, therefore, at this time, no liability has been recognized in the financial statements with respect to this matter.

To the extent it is ultimately determined that the pricing for silver sales under the Old Stream Agreement is significantly different from the PEM Realized Price, and while PEM would have rights of appeal in connection with any reassessments, it is likely to have a materially adverse effect on the Company’s business, financial position and results of operations.

First Majestic Silver Corp. 2023 Third Quarter Report	Page 30

ii. NAFTA VAT Claim
On March 31, 2023, the Company filed a new Notice of Intent on its own behalf and on behalf of PEM under Chapter 11 of NAFTA to invite the Government of Mexico to engage in discussions to resolve the dispute regarding the ongoing denial of access to PEM’s VAT refunds ("NAFTA VAT Claim") within the stipulated 90-day consultation period. On June 29, 2023, the Company submitted its Request for Arbitration for the NAFTA VAT Claim to ICSID in order to preserve its legacy claim within NAFTA's applicable limitation period. The Request for Arbitration was registered by ICSID on July 21, 2023, and the Tribunal was to be constituted by October 19, 2023. The Company named its nominee to the Tribunal by this date, but Mexico has yet to appoint its nominee. In the event Mexico fails to put forward its nominee, procedures exist under the rules for a Tribunal consisting of a Chair and two members to be constituted, at the request of the Company.
While the Company remains confident in its position with regards to its two NAFTA filings, it continues to engage the Government of Mexico in consultation discussions so as to amicably resolve these disputes.
La Encantada Tax Re-assessments

In December 2019, as part of the ongoing annual audits of the tax returns of Minera La Encantada S.A. de C.V. and Corporacion First Majestic S.A. de C.V., the SAT issued tax assessments for fiscal 2012 and 2013 for corporate income tax in the amount of $40.01 million (705 million MXN) and $29.0 million (512 million MXN) including interest, inflation and penalties, respectively. In December 2022, the SAT issued tax assessments to Minera La Encantada, S.A. de C.V. for fiscal years 2014 and 2015 for corporate income tax in the amount of $18.40 million (317 million MXN) and $226.7 million (3,995 million MXN). The major items relate to forward silver purchase agreement and denial of the deductibility of mine development costs and service fees. The Company continues to defend the validity of the forward silver purchase agreement and will vigorously dispute the assessments that have been issued. The Company, based on advice from legal and financial advisors, believes MLE’s tax filings were appropriate and its tax filing position is correct, therefore no liability has been recognized in the financial statements.

San Martin Tax Re-assessments

In 2023, as part of the ongoing annual audits of the tax returns of Minera El Pilon S.A. de C.V. ("MEP"), the SAT issued tax assessments for fiscal 2014 and 2015 for corporate income tax in the total amount of $23.8 million (420 million MXN) including interest, inflation and penalties. The major items relate to forward silver purchase agreement and denial of the deductibility of mine development costs. The Company continues to defend the validity of the forward silver purchase agreement and will vigorously dispute the assessments that have been issued. The Company, based on advice from legal and financial advisors, believes MEP’s tax filings were appropriate and its tax filing position is correct, therefore no liability has been recognized in the financial statements.

La Parrilla Tax Re-assessments

In 2023, as part of the ongoing annual audits of the tax returns of First Majestic Plata S.A. de C.V. ("FMP"), the SAT issued tax assessment for fiscal 2014 for corporate income tax in the total amount of $25.2 million (443 million MXN) including interest, inflation and penalties. The major items relate to forward silver purchase agreement and denial of the deductibility of mine development costs. The Company continues to defend the validity of the forward silver purchase agreement and will vigorously dispute the assessments that have been issued. The Company, based on advice from legal and financial advisors, believes FMP’s tax filings were appropriate and its tax filing position is correct, therefore no liability has been recognized in the financial statements.

First Silver litigation

In April 2013, the Company received a positive judgment on the First Silver litigation from the Supreme Court of British Columbia (the “Court”), which awarded the sum of $93.8 million in favour of First Majestic against Hector Davila Santos (the “Defendant”) in connection with a dispute between the Company and the Defendant and his private company involving a mine in México (the “Bolaños Mine”) as set out further below. The Company received a sum of $14.1 million in June 2013 as partial payment of the judgment, leaving an unpaid amount of approximately $64.3 million (CAD$81.5 million). As part of the ruling, the Court granted orders restricting any transfer or encumbrance of the Bolaños Mine by the Defendant and limiting mining at the Bolaños Mine. The orders also require the Defendant to preserve net cash flow from the Bolaños Mine in a holding account and periodically provide to the Company certain information regarding the Bolaños Mine. After many years of domestic Mexican litigation, the enforceability of the British Columbia judgment was finally recognized by the Mexican Supreme Court in a written judgment on November 11, 2022. The Company has commenced collection actions in

First Majestic Silver Corp. 2023 Third Quarter Report	Page 31

Mexico against the Defendant’s assets and continues to seek recovery of the balance against one of the Defendant’s assets located in the United States. Nonetheless, there can be no guarantee that the remainder of the judgment amount will be collected. Therefore, as at September 30, 2023, the Company has not accrued any of the remaining $64.3 million (CAD$81.5 million) unrecovered judgment in favour of the Company.

Amendments to mining and other related laws in Mexico

On May 8, 2023, the Mexican Government enacted a decree amending several provisions of the Mining Law, the Law on National Waters, the Law on Ecological Equilibrium and Environmental Protection and the General Law for the Prevention and Integral Management of Waste (the "Decree"), which became effective on May 9, 2023.

The Decree amends the mining and water laws, including: i) the duration of the mining concession titles, ii) the process to obtain new mining concessions (through a public tender), iii) imposing conditions on water use and availability for the mining concessions, iv) the elimination of “free land and first applicant” scheme; iv) new social and environmental requirements in order to obtain and keep mining concessions, v) the authorization by the Ministry of Economy of any mining concession’s transfer, vi) new penalties and cancellation of mining concessions grounds due to non-compliance with the applicable laws, vii) the automatic dismissal of any application for new concessions, viii) new financial instruments or collaterals that should be provided to guarantee the preventive, mitigation and compensation plans resulting from the social impact assessments, among other amendments.

These amendments are expected to have an impact on our current and future exploration activities and operations in Mexico and the extent of such impact is yet to be determined but could be material for the Company.

On June 7, 2023, the Senators of the opposition parties (PRI, PAN and PRD) filed a constitutional action against the Decree, and such action is pending to be decided by the Plenary of the Supreme Court of Justice. Additionally, during the second quarter of 2023, the Company filed amparo lawsuits, challenging the constitutionality of the Decree. Those amparo lawsuits are pending to be decided by the District Courts in Mexico.

OTHER FINANCIAL INFORMATION

Share Repurchase Program

The Company has an ongoing share repurchase program to repurchase up to 5,000,000 of the Company's issued and outstanding shares up to March 31, 2024. The normal course issuer bid will be carried out through the facilities of the Toronto Stock Exchange and alternative Canadian marketplaces. All common shares, if any, purchased pursuant to the share repurchase program will be cancelled. The Company believes that from time to time, the market price of its common shares may not fully reflect the underlying value of the Company's business and its future business prospects. The Company believes that at such times, the purchase of common shares would be in the best interest of the Company. During the nine months ended September 30, 2023, the Company repurchased an aggregate of nil common shares (December 2022 - 100,000) at an average price of $nil per share as part of the share repurchase program (December 2022 - $8.52) for total proceeds of $nil (December 2022 - $0.7 million), net of transaction costs.

Off-Balance Sheet Arrangements

At September 30, 2023, the Company had no material off-balance sheet arrangements such as contingent interest in assets transferred to an entity, derivative instruments obligations or any obligations that generate financing, liquidity, market or credit risk to the Company, other than contingent liabilities and vendor liability and interest, as disclosed in this MD&A and the consolidated financial statements and the related notes.

First Majestic Silver Corp. 2023 Third Quarter Report	Page 32

Related Party Disclosures

Amounts paid to related parties were incurred in the normal course of business and measured at the exchange amount, which is the amount agreed upon by the transacting parties and on terms and conditions similar to non-related parties.

In July 2020, the Company entered into a streaming agreement with First Mining to purchase 50% of the payable silver produced over the life of the Springpole Gold Project for total consideration of $22.5 million in cash and shares, over three payments. First Mining is a related party with two independent board members who are directors and/or officers of First Majestic.

With the exception of the agreement with First Mining, there were no transactions with related parties outside of the ordinary course of business during the nine months ended September 30, 2023.

Outstanding Share Data

As at November 1, 2023, the Company has 286,941,327 common shares issued and outstanding.

Senior Management Changes

In alignment with First Majestic's growth strategy, Mani Alkhafaji was appointed to the role of Vice President of Corporate Development & Investor Relations. Mr. Alkhafaji joined the Company in 2015 and most recently was Vice President of Business Planning & Procurement.

SUBSEQUENT EVENTS

The following significant events have occurred subsequent to September 30, 2023:

Declaration of Quarterly Dividend
On November 1, 2023, the Company's Board of Directors approved the declaration of its quarterly common share dividend of $0.0046 per share, payable on or after November 30, 2023, to common shareholders of record at the close of business on November 15, 2023. This dividend was declared subsequent to the quarter-end and has not been recognized as a distribution to owners during the period ended September 30, 2023.

ACCOUNTING POLICIES, JUDGMENTS AND ESTIMATES

Critical Accounting Judgments and Estimates

The preparation of consolidated financial statements in conformity with IFRS as issued by the International Accounting Standards Board ("IASB") requires management to make judgments, estimates and assumptions about future events that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Although these estimates are based on management’s best knowledge of the amount, events or actions, actual results may differ from these estimates.

For the Company's condensed interim consolidated financial statements for the three and nine months ended September 30, 2023, there were no changes in critical accounting judgments and estimates that were significantly different from those disclosed in the Company's annual MD&A as at and for the year ended December 31, 2022 and the following accounting policies, critical judgments and estimates in applying accounting policies:

Assets and liabilities held-for-sale
Accounting Policy
A non-current asset or disposal group of assets and liabilities ("disposal group") is classified as held-for-sale, if its carrying amount will be recovered principally through a sale transaction rather than through continuing use, and when the following criteria are met:
(i) The non-current asset or disposal group is available for immediate sale in its present condition subject only to terms that are usual and customary for sales of such assets or disposal groups; and

First Majestic Silver Corp. 2023 Third Quarter Report	Page 33

(ii) The sale of the non-current asset or disposal group is highly probable. For the sale to be highly probable:
•The appropriate level of management must be committed to a plan to sell the asset or disposal group;
•An active program to locate a buyer and complete the plan must have been initiated;
•The non-current asset or disposal group must be actively marketed for sale at a price that is reasonable in relation to its current fair value;
•The sale should be expected to qualify for recognition as a completed sale within one year from the date of classification as held for sale (with certain exceptions); and
•Actions required to complete the plan should indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn.

Non-current assets and disposal groups are classified as held for sale from the date these criteria are met and are measured at the lower of the carrying amount and fair value less costs to sell ("FVLCTS"). If the FVLCTS is lower than the carrying amount, an impairment loss is recognized in net earnings. Upon classification as held for sale, non-current assets are no longer depreciated.

Significant estimates and judgements
In determining the probability of the sale being completed within a year, management has considered a number of factors including necessary approvals from management, the Board of Directors, regulators and shareholders.

Critical Judgements and Estimates
Investments in Associates and Joint Ventures

As a result of the sale of the La Guitarra Mine and the La Parrilla Mine, the Company is a material shareholder of Sierra Madre and of Golden Tag. Judgement is needed to assess whether the Company’s interest in an investee meets the definition of having significant influence and therefore requires to be accounted for under the equity method.

In making a judgement of whether the Company has significant influence over the entity, management has evaluated the ownership percentage as well as other qualitative factors including but not limited to representation on the Board of Directors, participation in operational or financial policy-making processes, material transactions between the Company and the investee, interchange of managerial personnel, provision of technical information and the nature of potential voting rights.

As part of this assessment, management has considered that until such time that the Company holds less than 19.9% of the outstanding shares, the Company has agreed to vote in the manner recommended by the Board of Directors of each of Sierra Madre and Golden Tag.

Based on the qualitative factors noted above, the restrictions imposed on voting rights, and the lack of rights to have or appoint members to the Board, the Company has determined that significant influence does not exist despite holding a 48% interest in Sierra Madre and a 41% interest in Golden Tag. The Company began accounting for the shares received from Sierra Madre and the shares and warrants received from Golden Tag as an equity security at FVTOCI.

Impairment of non-current asset
Once an indicator of impairment is identified, significant judgement is required to determine the recoverable amounts of the Company's mining interests. Following the temporary suspension of operations at Jerritt Canyon, the Company has determined that there was an indicator of impairment. The Company determined that the value of the cash generating unit ("CGU") can be estimated using the market approach, based on the implied value per in-situ ounce of the property, rather than from the future cash flows from continuing operations.

In estimating the fair value less costs of disposal ("FVLCD"), the Company took into account the consideration paid in recent transactions for comparable Companies and benchmarked the value per in-situ ounce at Jerritt Canyon against these transactions. The Company concluded that the resulting measurement is more representative of the fair value of the CGU in the circumstances existing at the end of the current period.

New and amended IFRS standards that are effective for the current year

In the current year, the Company has applied the below amendments to IFRS Standards and Interpretations issued by the IASB that were effective for annual periods that begin on or after January 1, 2023. Their adoption has not had any material impact on the disclosures or on the amounts reported in these financial statements.

First Majestic Silver Corp. 2023 Third Quarter Report	Page 34

Amendments to IAS 1 Presentation of Financial Statements and IFRS Practice Statement 2 Making Materiality Judgments—Disclosure of Accounting Policies

The amendments change the requirements in IAS 1 with regard to disclosure of accounting policies. The amendments replace all instances of the term "significant accounting policies" with "material accounting policy information." Accounting policy information is material if, when considered together with other information included in an entity’s financial statements, it can reasonably be expected to influence decisions that the primary users of general purpose financial statements make on the basis of those financial statements.

The supporting paragraphs in IAS 1 are also amended to clarify that accounting policy information that relates to immaterial transactions, other events or conditions is immaterial and need not be disclosed. Accounting policy information may be material because of the nature of the related transactions, other events or conditions, even if the amounts are immaterial. However, not all accounting policy information relating to material transactions, other events or conditions is itself material. The International Accounting Standards Board ("IASB") has also developed guidance and examples to explain and demonstrate the application of the ‘four-step materiality process’ described in IFRS Practice Statement 2.

The amendments were applied effective January 1, 2023 and did not have a material impact on the Company's interim consolidated financial statements.

Amendments to IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors—Definition of Accounting Estimates

The amendments replace the definition of a change in accounting estimates with a definition of accounting estimates. Under the new definition, accounting estimates are “monetary amounts in financial statements that are subject to measurement uncertainty.”

The definition of a change in accounting estimates was deleted. However, the Board retained the concept of changes in accounting estimates in the Standard with the following clarifications:

• A change in accounting estimate that results from new information or new developments is not the correction of an error

• The effects of a change in an input or a measurement technique used to develop an accounting estimate are changes in accounting estimates if they do not result from the correction of prior period errors

The amendments were applied effective January 1, 2023 and did not have a material impact on the Company's interim consolidated financial statements.

Deferred Tax Related to Assets and Liabilities Arising from a Single Transaction (Amendments to IAS 12)
The amendments clarify that companies are required to recognize deferred taxes on transactions where both assets and liabilities are recognized, such as with leases and decommissioning liabilities. The amendments were applied effective January 1, 2023 and did not have a material impact on the Company's interim consolidated financial statements.

Future Changes in Accounting Policies Not Yet Effective in the Current Period:

At the date of authorization of these financial statements, the Company has not applied the following new and revised IFRS Accounting Standards that have been issued but are not yet effective. Management does not expect that the adoption of the Standards listed below will have a material impact on the financial statements of the Company in future periods, except if indicated.

Classification of Liabilities as Current or Non-Current with Covenants (Amendments to IAS 1)

The amendments aim to promote consistency in applying the requirements by helping companies determine whether, in the statement of financial position, debt and other liabilities with an uncertain settlement date should be classified as current (due or potentially due to be settled within one year) or non-current.

In addition, the amendment requires entities to disclose information to enable users of the financial statements to understand the risk that non-current liabilities with covenants could become repayable within twelve months. The

First Majestic Silver Corp. 2023 Third Quarter Report	Page 35

amendments are applied on or after the first annual reporting period beginning on or after January 1, 2024, with early application permitted. This amendment is not expected to have a material impact on the Company’s consolidated financial statements.

Lease Liability in a Sale and Leaseback (Amendments to IFRS 16)

The amendments require a seller-lessee to subsequently measure lease liabilities arising from a leaseback in a way that it does not recognize any amount of the gain or loss that relates to the right of use it retains. The new requirements do not prevent a seller-lessee from recognizing in profit or loss any gain or loss relating to the partial or full termination of a lease. A seller-lessee applies the amendments retrospectively in accordance with IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors to sale and leaseback transactions entered into after the date of initial application.

The amendments are effective for annual reporting periods beginning on or after January 1, 2024 although earlier application is permitted. This amendment is not expected to have a material impact on the Company's consolidated financial statements.

NON-GAAP MEASURES

The Company has included certain non-GAAP measures including “Cash costs per silver equivalents ounce”, "All-in sustaining cost per silver equivalent ounce", "All-in sustaining cost per gold ounce", “Production cost per tonne”, “Average realized silver price per silver equivalent ounce”, "Average realized gold price", "Adjusted net earnings", “Adjusted earnings per share”, “Free cash flow” and "Working capital” to supplement its consolidated financial statements, which are presented in accordance with IFRS. The terms IFRS and generally accepted accounting principles (“GAAP”) are used interchangeably throughout this MD&A.

The Company believes that these measures, together with measures determined in accordance with IFRS, provide investors with an improved ability to evaluate the underlying performance of the Company. Non-GAAP measures do not have any standardized meaning prescribed under IFRS and the methods used by the Company to calculate such measures may differ from methods used by other companies with similar descriptions, therefore they may not be comparable to similar measures employed by other companies. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

Cash Cost per AgEq Ounce, All-In Sustaining Cost per AgEq Ounce, All-In Sustaining Cost per Au Ounce, and Production Cost per Tonne

Cash costs per AgEq ounce and total production cost per tonne are non-GAAP performance measures used by the Company to manage and evaluate operating performance at each of the Company’s operating mining units, in conjunction with the related GAAP amounts. These metrics are widely reported in the mining industry as benchmarks for performance but do not have a standardized meaning and are disclosed in addition to IFRS measures. Management and investors use these metrics for comparing the costs against peers in the industry and for assessing the performance of each mine within the portfolio.

Management calculates the cash costs per ounce and production costs per tonne by:
•starting with the production costs (GAAP) from the income statement;
•adding back duties and royalties, smelting and refining costs as well as transportation and selling costs, which form a part of the cost of sales on the financial statements and provide a better representation of total costs incurred;
•cash costs are divided by the payable silver equivalent ounces produced; and
•production costs are divided by the total tonnes milled.

AISC is a non-GAAP performance measure and was calculated based on guidance provided by the World Gold Council (“WGC”). WGC is not a regulatory industry organization and does not have the authority to develop accounting standards for disclosure requirements. Other mining companies may calculate AISC differently as a result of differences in underlying accounting principles and policies applied, as well as differences in definitions of sustaining versus expansionary capital expenditures. AISC is a more comprehensive measure than cash cost per ounce and is useful for investors and management to assess the Company’s operating performance by providing greater visibility, comparability and representation of the total costs associated with producing silver from its current operations, in conjunction with related GAAP amounts. AISC helps investors to assess costs against peers in the industry and help management assess the performance of each mine within the portfolio in a standardized manner.

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The Company defines sustaining capital expenditures as, “costs incurred to sustain and maintain existing assets at current productive capacity and constant planned levels of productive output without resulting in an increase in the life of assets, future earnings, or improvements in recovery or grade. Sustaining capital includes costs required to improve/enhance assets to minimum standards for reliability, environmental or safety requirements. Sustaining capital expenditures excludes all expenditures at the Company’s new projects and certain expenditures at current operations which are deemed expansionary in nature.”

Expansionary capital expenditure is defined as, "costs incurred to extend existing assets beyond their current productive capacity and beyond their planned levels of productive output, resulting in an increase in the life of the assets, increasing their future earnings potential, or improving their recoveries or grades which would serve to increase the value of the assets over their useful lives". Development and exploration work which moves inferred resources to measured or indicated resources and adds to the Net Present Value of the assets is considered expansionary in nature. Expansionary capital also includes costs required to improve/enhance assets beyond their minimum standard for reliability, environmental or safety requirements.

Consolidated AISC includes total production costs (GAAP measure) incurred at the Company’s mining operations, which forms the basis of the Company’s total cash costs. Additionally, the Company includes sustaining capital expenditures, corporate general and administrative expenses, share-based payments, operating lease payments and reclamation cost accretion. AISC by mine does not include certain corporate and non-cash items such as general and administrative expense and share-based payments. The Company believes this measure represents the total sustainable costs of producing silver from current operations and provides additional information of the Company’s operational performance and ability to generate cash flows. As the measure seeks to reflect the full cost of silver production from current operations, new projects and expansionary capital at current operations are not included. Certain other cash expenditures, including tax payments, dividends and financing costs are also not included.

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The following tables provide detailed reconciliations of these measures to cost of sales, as reported in notes to our condensed interim consolidated financial statements.

(expressed in thousands of U.S. Dollars, except ounce and per ounce amounts)	Three Months Ended September 30, 2023
	San Dimas	Santa Elena	La Encantada	Jerritt Canyon	Consolidated
Mining cost	$17,381	$12,480	$4,055	$459	$34,374
Milling cost	8,297	9,507	6,017	108	23,929
Indirect cost	15,651	6,312	4,053	—	26,018
Total production cost (A)	$41,329	$28,299	$14,126	$568	$84,322
Add: transportation and other selling cost	290	238	124	4	533
Add: smelting and refining cost	352	108	121	6	587
Add: environmental duty and royalties cost	288	2,595	263	7	3,153
Total cash cost (B)	$42,259	$31,240	$14,634	$585	$88,595
Workers’ participation	2,747	959	272	—	3,977
General and administrative expenses	—	—	—	—	10,074
Share-based payments	—	—	—	—	2,762
Accretion of decommissioning liabilities	285	201	209	—	695
Sustaining capital expenditures	7,882	4,059	1,049	100	13,544
Operating lease payments	156	2,671	887	—	4,103
All-In Sustaining Costs (C)	$53,329	$39,130	$17,051	$685	$123,831
Payable silver equivalent ounces produced (D)	3,002,851	2,665,332	570,963	32,386	6,271,532
Payable gold ounces produced (E)	N/A	N/A	N/A	396	N/A
Tonnes milled (F)	213,681	226,292	230,230	—	670,203

Cash cost per AgEq ounce (B/D)	$14.07	$11.72	$25.63	$18.08	$14.13
AISC per AgEq ounce (C/D)	$17.76	$14.68	$29.86	$21.16	$19.74
Cash cost per Au ounce (B/E)	N/A	N/A	N/A	$1,478	N/A
AISC per Au ounce (C/E)	N/A	N/A	N/A	$1,730	N/A
Production cost per tonne (A/F)	$193.41	$125.05	$61.35	N/A	$125.81

First Majestic Silver Corp. 2023 Third Quarter Report	Page 38

(expressed in thousands of U.S. Dollars, except ounce and per ounce amounts)		Three Months Ended September 30, 2022
	San Dimas	Santa Elena	La Encantada	Jerritt Canyon	Consolidated
Mining cost	$10,821	$11,697	$3,732	$24,503	$50,754
Milling cost	7,796	10,165	5,027	14,969	37,957
Indirect cost	11,263	4,924	3,088	5,006	24,280
Total production cost (A)	$29,880	$26,786	$11,847	$44,478	$112,991
Add: transportation and other selling cost	375	196	119	22	761
Add: smelting and refining cost	432	108	166	22	728
Add: environmental duty and royalties cost	372	1,204	80	529	2,185
Total cash cost (B)	$31,059	$28,294	$12,212	$45,051	$116,665
Workers’ participation	1,566	518	256	—	2,340
General and administrative expenses	—	—	—	—	8,125
Share-based payments	—	—	—	—	3,305
Accretion of decommissioning liabilities	294	160	210	513	1,531
Sustaining capital expenditures	8,222	2,563	1,094	8,444	20,660
Operating lease payments	169	2,008	848	—	3,373
All-In Sustaining Costs (C)	$41,310	$33,543	$14,620	$54,008	$155,999
Payable silver equivalent ounces produced (D)	3,766,684	2,729,552	785,461	1,465,968	8,747,665
Payable gold ounces produced (E)	N/A	N/A	N/A	16,283	N/A
Tonnes milled (F)	185,126	214,387	255,945	181,056	836,514

Cash cost per AgEq ounce (B/D)	$8.25	$10.37	$15.55	$30.73	$13.34
AISC per AgEq ounce (C/D)	$10.97	$12.29	$18.61	$36.84	$17.83
Cash cost per Au ounce (B/E)	N/A	N/A	N/A	$2,767	N/A
AISC per Au ounce (C/E)	N/A	N/A	N/A	$3,317	N/A
Production cost per tonne (A/F)	$161.41	$124.94	$46.29	$245.66	$135.07

First Majestic Silver Corp. 2023 Third Quarter Report	Page 39

(expressed in thousands of U.S. Dollars, except ounce and per ounce amounts)	Nine Months Ended September 30, 2023
	San Dimas	Santa Elena	La Encantada	Jerritt Canyon	Consolidated
Mining cost	$48,663	$30,278	$12,104	$27,297	$118,340
Milling cost	25,120	27,835	16,746	26,853	96,554
Indirect cost	41,494	16,393	10,854	5,252	73,995
Total production cost (A)	$115,276	$74,506	$39,704	$59,402	$288,888
Add: transportation and other selling cost	1,133	715	455	34	2,337
Add: smelting and refining cost	1,141	212	444	57	1,854
Add: environmental duty and royalties cost	1,030	6,701	624	787	9,142
Total cash cost (B)	$118,580	$82,134	$41,227	$60,280	$302,221
Workers’ participation	11,099	1,862	941	—	13,902
General and administrative expenses	—	—	—	—	29,416
Share-based payments	—	—	—	—	10,711
Accretion of decommissioning liabilities	1,100	774	807	514	3,196
Sustaining capital expenditures	23,741	12,792	3,040	8,094	48,543
Operating lease payments	505	5,626	2,634	—	9,987
All-In Sustaining Costs (C)	$155,025	$103,188	$48,649	$68,889	$417,970
Payable silver equivalent ounces produced (D)	9,655,045	6,553,498	2,214,743	1,765,316	20,188,602
Payable gold ounces produced (E)	N/A	N/A	N/A	21,080	N/A
Tonnes milled (F)	660,113	648,991	762,494	177,643	2,249,241

Cash cost per AgEq ounce (B/D)	$12.28	$12.53	$18.61	$34.15	$14.97
AISC per AgEq ounce (C/D)	$16.06	$15.75	$21.97	$39.02	$20.70
Cash cost per Au ounce (B/E)	N/A	N/A	N/A	$2,860	N/A
AISC per Au ounce (C/E)	N/A	N/A	N/A	$3,268	N/A
Production cost per tonne (A/F)	$174.63	$114.80	$52.07	$334.39	$128.44

First Majestic Silver Corp. 2023 Third Quarter Report	Page 40

(expressed in thousands of U.S. Dollars, except ounce and per ounce amounts)	Nine Months Ended September 30, 2022
	San Dimas	Santa Elena	La Encantada	Jerritt Canyon	Consolidated
Mining cost	$33,503	$33,600	$10,508	$69,967	$147,578
Milling cost	22,504	25,631	14,543	37,998	100,676
Indirect cost	32,498	15,060	8,944	15,700	72,201
Total production cost (A)	$88,505	$74,291	$33,995	$123,665	$320,456
Add: transportation and other selling cost	886	573	341	88	2,045
Add: smelting and refining cost	1,153	324	491	61	2,029
Add: environmental duty and royalties cost	1,069	4,892	263	2,199	8,423
Total cash cost (B)	$91,613	$80,080	$35,090	$126,013	$332,953
Workers’ participation	7,584	2,741	(744)	—	9,581
General and administrative expenses	—	—	—	—	26,975
Share-based payments	—	—	—	—	11,113
Accretion of decommissioning liabilities	884	482	629	1,540	4,548
Sustaining capital expenditures	26,245	10,917	4,355	23,227	66,332
Operating lease payments	410	4,084	2,473	—	8,097
All-In Sustaining Costs (C)	$126,736	$98,304	$41,803	$150,780	$459,599
Payable silver equivalent ounces produced (D)	9,880,782	6,833,663	2,302,199	4,629,344	23,645,988
Payable gold ounces produced (E)	N/A	N/A	N/A	55,583	N/A
Tonnes milled (F)	577,528	644,785	770,406	624,704	2,617,423

Cash cost per AgEq ounce (B/D)	$9.27	$11.72	$15.24	$27.22	$14.08
AISC per AgEq ounce (C/D)	$12.83	$14.39	$18.16	$32.57	$19.44
Cash cost per Au ounce (B/E)	N/A	N/A	N/A	$2,267	N/A
AISC per Au ounce (C/E)	N/A	N/A	N/A	$2,713	N/A
Production cost per tonne (A/F)	$153.25	$115.22	$44.13	$197.96	$122.43

First Majestic Silver Corp. 2023 Third Quarter Report	Page 41

Average Realized Silver Price per Silver Equivalent Ounce

Revenues are presented as the net sum of invoiced revenues related to delivered shipments of silver or gold doré bars, including associated metal by-products of lead and zinc after having deducted refining and smelting charges, and after elimination of intercompany shipments of silver, silver being minted into coins, ingots and bullion products.

The average realized silver price is a non-GAAP performance measure that allows management and investors to assess the Company's ability to sell ounces produced, in conjunction with related GAAP amounts. Management calculates this measure by taking total revenue reported under GAAP and adding back smelting and refining charges to arrive at the gross reportable revenue for the period. Gross revenues are divided into payable silver equivalent ounces sold to calculate the average realized price per ounce of silver equivalents sold. The streaming and royalty agreements in place between the Company and Sandstorm as well as Wheaton, impacts the total revenues reported on the financial statements given the reduced prices provided to these vendors in line with the terms of the agreements. Therefore, management adjusts revenue to exclude smelting and refining charges as well as revenues earned through agreements with these vendors. This provides management with a better picture regarding its ability to convert ounces produced to ounces sold and provides the investor with a clear picture of the price that the Company can currently sell the inventory for, excluding pre-arranged agreements.

	Three Months Ended September 30,		Nine Months Ended September 30,
	2023	2022	2023	2022
Revenues as reported	$133,211	$159,752	$436,855	$476,032
Add back: smelting and refining charges	587	728	1,854	2,029
Gross revenues	133,798	160,480	438,709	478,061
Less: Sandstorm gold revenues	(3)	(229)	(507)	(928)
Less: Wheaton gold revenues	(6,114)	(6,366)	(19,895)	(19,221)
Gross revenues, excluding Sandstorm, Wheaton (A)	$127,681	$153,885	$418,307	$457,912

Payable silver equivalent ounces sold	6,975,493	8,754,114	20,910,221	23,313,263
Less: Payable silver equivalent ounces sold to Sandstorm	—	(43,699)	(88,543)	(165,124)
Less: Payable silver equivalent ounces sold to Wheaton	(1,277,748)	(912,992)	(2,655,553)	(2,589,327)
Payable silver equivalent ounces sold, excluding Sandstorm and Wheaton (B)	5,697,745	7,797,423	18,166,125	20,558,812

Average realized silver price per silver equivalent ounce (A/B)	$22.41	$19.74	$23.03	$22.27
Average market price per ounce of silver per COMEX	$23.56	$19.24	$23.44	$21.97

First Majestic Silver Corp. 2023 Third Quarter Report	Page 42

Average Realized Gold Price per Ounce

Revenues are presented as the net sum of invoiced revenues related to delivered shipments of silver or gold doré bars, including associated metal by-products of lead and zinc after having deducted refining and smelting charges, and after elimination of intercompany shipments of silver, silver being minted into coins, ingots and bullion products.

The average realized gold price is a non-GAAP performance measure that allows management and investors to assess the Company's ability to sell ounces produced, in conjunction with related GAAP amounts. Management calculates this measure by taking total revenue reported under GAAP and adding back smelting and refining charges to arrive at the gross reportable revenue for the period. Silver revenues are deducted from the reportable revenue for the period in order to arrive at the gold revenue for the period. Gross gold revenues are divided into gold ounces sold to calculate the average realized price per ounce of gold sold. The streaming and royalty agreements in place between the Company and Sandstorm as well as Wheaton, impacts the total revenues reported on the financial statements given the reduced prices provided to these vendors in line with the terms of the agreements. Therefore, management adjusts revenue to exclude smelting and refining charges as well as revenues earned through agreements with these vendors. This provides management with a better picture regarding its ability to convert ounces produced to ounces sold and provides the investor with a clear picture of the price that the Company can currently sell the inventory for, excluding pre-arranged agreements.

	Three Months Ended September 30,		Nine Months Ended September 30,
	2023	2022	2023	2022
Gross revenue, excluding Sandstorm, Wheaton	$127,682	$153,885	$418,307	$457,912
Less: Silver revenues	(59,021)	(56,744)	(186,998)	(180,988)
Gross gold revenues, excluding Sandstorm, Wheaton (A)	$68,661	$97,141	$231,309	$276,924

Gold ounces sold	44,866	68,842	154,513	186,754
Less: Gold ounces sold to Wheaton	(9,695)	(10,195)	(31,700)	(30,898)
Less: Gold ounces sold to Sandstorm	(5)	(484)	(1,071)	(1,968)
Gold ounces sold, excluding Sandstorm and Wheaton (B)	35,166	58,162	121,742	153,888

Average realized gold price per ounce (A/B)	$1,952	$1,670	$1,900	$1,800
Average market price per ounce of gold	$1,927	$1,728	$1,932	$1,824

Free Cash Flow

Free cash flow is a non-GAAP liquidity measure which is determined based on operating cash flows less sustaining capital expenditures. Management uses free cash flow as a critical measure in the evaluation of liquidity in conjunction with related GAAP amounts. It also uses the measure when considering available cash, including for decision-making purposes related to dividends and discretionary investments. Further, it helps management, the Board of Directors and investors evaluate a Company's ability to generate liquidity from operating activities.

	Three Months Ended September 30,		Nine Months Ended September 30,
	2023	2022	2023	2022
Operating cash flows	$19,980	$65,983	$35,689	$33,746
Less: Sustaining capital expenditures	13,544	20,660	48,543	66,332
Free cash flow	$6,436	$45,323	($12,854)	($32,586)

First Majestic Silver Corp. 2023 Third Quarter Report	Page 43

Adjusted Earnings per Share (“Adjusted EPS”)

The Company uses the financial measure “Adjusted EPS” which is a non-GAAP measure, to supplement earnings per share (GAAP) information in its condensed interim consolidated financial statements. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, the Company and certain investors and analysts use this information to evaluate the Company’s performance.

Management uses adjusted earnings per share as a critical measure of operating performance in conjunction with the related GAAP amounts. The only items considered in the adjusted earnings-per-share calculation are those that management believes (1) may affect trends in underlying performance from year to year and (2) are not considered normal recurring cash operating expenses.

Adjusted earnings per share is used for forecasting, operational and strategic decision making, evaluating current Company and management performance, and calculating financial covenants. Management believes that excluding certain non-cash and non-recurring items from the calculation increases comparability of the metric from period to period, which makes it useful for management, the audit committee and investors, to evaluate the underlying core operations. The presentation of Adjusted EPS is not meant to be a substitute for EPS presented in accordance with IFRS, but rather should be evaluated in conjunction with such IFRS measure.

To calculate adjusted earnings per share, management adjusts from net earnings (GAAP), the per-share impact, net of the tax effects of adjustments, of the following:
•share based payments;
•realized and unrealized gains and losses from investment in derivatives and marketable securities; and
•other infrequent or non-recurring losses and gains.

The following table provides a detailed reconciliation of net earnings (losses) as reported in the Company’s condensed interim consolidated financial statements to adjusted net earnings and Adjusted EPS:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2023	2022	2023	2022
Net loss as reported	($27,149)	($20,692)	($145,343)	($97,457)
Adjustments for non-cash or unusual items:
Tax settlement	—	—	—	21,340
Impairment (reversal) of non-current assets	—	—	125,200	(7,585)
Deferred income tax (recovery) expense	3,729	(13,733)	(52,644)	16,303
Loss from investment in marketable securities	685	441	1,619	4,290
Loss on divestiture of mining interest	1,646	—	3,024	—
Share-based payments	2,762	3,305	10,711	11,113
Standby Costs	—	—	13,438	—
Abnormal costs (1)	—	—	—	3,117
Restructuring costs	6,428	—	6,428	—
Write-down on assets held-for-sale	—	—	7,229	—
Write-down of mineral inventory	972	8,100	14,841	14,453
Adjusted net loss	($10,927)	($22,579)	($15,497)	($34,426)
Weighted average number of shares on issue - basic	286,921,720	262,865,860	280,758,404	261,925,327
Adjusted EPS	($0.04)	($0.09)	($0.06)	($0.13)
(1) Abnormal costs includes $3.1 million in costs that were incurred during the second quarter of 2022 as a result of marginal ore material that was processed to keep the mill running at minimum feed requirements to perform government mandated air compliance test work at the Jerritt Canyon Gold mine.

First Majestic Silver Corp. 2023 Third Quarter Report	Page 44

Working Capital and Available Liquidity

Working capital is determined based on current assets and current liabilities as reported in the Company’s consolidated financial statements. The Company uses working capital as a measure of the Company’s short-term financial health and operating efficiency. Available liquidity includes the Company's working capital and undrawn revolving credit facility.

	September 30, 2023	December 31, 2022
Current Assets	$298,262	$370,289
Less: Current Liabilities	(100,463)	(167,399)
Working Capital	$197,799	$202,890
Available Undrawn Revolving Credit Facility	124,640	75,000
Available Liquidity	$322,439	$277,890

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Disclosure Controls and Procedures

The Company’s management, with the participation of its President and Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), has evaluated the effectiveness of the Company’s disclosure controls and procedures. Based upon the results of that evaluation, the Company’s CEO and CFO have concluded that, as of September 30, 2023, the Company’s disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed by the Company in reports it files is recorded, processed, summarized and reported, within the appropriate time periods and is accumulated and communicated to management, including the CEO and CFO, as appropriate to allow timely decisions regarding required disclosure.

Internal Control over Financial Reporting

The Company’s management, with the participation of its CEO and CFO, is responsible for establishing and maintaining adequate internal control over financial reporting as such term is defined in the rules of the United States Securities and Exchange Commission and the Canadian Securities Administrators. The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS as issued by the IASB. The Company’s internal control over financial reporting includes policies and procedures that:

•maintain records that accurately and fairly reflect, in reasonable detail, the transactions and dispositions of assets of the Company;
•     provide reasonable assurance that transactions are recorded as necessary for preparation of financial statements in accordance with IFRS as issued by IASB;
•provide reasonable assurance that the Company’s receipts and expenditures are made only in accordance with authorizations of management and the Company’s Directors; and
• provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the Company’s condensed interim consolidated financial statements.

The Company’s internal control over financial reporting may not prevent or detect all misstatements because of inherent limitations. Additionally, projections of any evaluation of effectiveness for future periods are subject to the risk that controls may become inadequate because of changes in conditions or deterioration in the degree of compliance with the Company’s policies and procedures.

The Company's management evaluated the effectiveness of our internal controls over financial reporting based upon the criteria set forth in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on management's evaluation, our CEO and CFO concluded that our internal controls over financial reporting was effective as of September 30, 2023. There have been no significant changes in our internal controls during the quarter ended September 30, 2023 that have materially affected, or are reasonably likely to materially affect, internal control over financial reporting.

First Majestic Silver Corp. 2023 Third Quarter Report	Page 45

Limitations of Controls and Procedures

The Company’s management, including the President and CEO and CFO, believes that any disclosure controls and procedures or internal control over financial reporting, no matter how well conceived and operated, may not prevent or detect all misstatements because of inherent limitations. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple errors or mistakes. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any control system also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

CAUTIONARY STATEMENTS

Cautionary Note regarding Forward-Looking Statements

Certain information contained herein this MD&A constitutes forward-looking statements under applicable securities laws (collectively, “forward-looking statements”). These statements relate to future events or the Company’s future performance, business prospects or opportunities. Forward-looking statements include, but are not limited to: commercial mining operations; anticipated mineral recoveries; projected quantities of future mineral production; statements with respect to the Company’s business strategy; future planning processes; interpretation of drill results and other technical data; anticipated development, expansion, exploration activities and production rates and mine plans and mine life; the security situation at the San Martin mine; the estimated cost and timing of plant improvements at the Company’s operating mines and development of the Company’s development projects; construction and operations of the replacement well at La Encantada; the operations of the Company's central lab; the timing of completion of exploration programs and drilling programs; the restarting of operations or potential interim plans at the Company's temporarily suspended and/or non-operating mines; the temporary suspension of processing activities at Jerritt Canyon; decommissioning activities at Jerritt Canyon; anticipated reclamation and decommissioning activities and associated costs; conversion of mineral resources to proven and probable mineral reserves; statements with respect to the Company’s future financial position including operating efficiencies, cash flow, capital budgets, costs and expenditures; the implementation and effect of cost reduction initiatives; the preparation of technical reports and completion of preliminary economic assessments; the repurchase of the Company’s shares; viability of the Company’s projects; potential metal recovery rates; sales of bullion direct to customers; payment of dividends; the impact of amendments to accounting policies; effectiveness of internal controls and procedures; the validity of the APA; statements with respect to the recovery of value added tax receivables and the tax regime in México; the conduct or outcome of outstanding litigation, regulatory proceedings, negotiations or proceedings under NAFTA or other claims and the compliance by counterparties with judgments or decisions; expectations regarding the continuing effect of the COVID‐19 pandemic on the Company's operations, the global economy and the market for the Company's products. All statements other than statements of historical fact may be forward-looking statements. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “forecast”, “potential”, “targeting”, “intend”, “could”, “might”, “should”, “believe” and similar expressions) are not statements of historical fact and may be “forward-looking statements”.

Forward-looking statements are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management made in light of management's experience and perception of historical trends, current conditions and expected future developments at the dates the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include, without limitation: global economic conditions including public health threats, the inherent risks involved in the mining, exploration and development of mineral properties, the uncertainties involved in interpreting drilling results and other geological data, fluctuating commodity prices, fluctuating currency exchange rates, the possibility of project delays or cost overruns or unanticipated excessive operating costs and expenses, uncertainties related to the necessity of financing, the availability of and costs of financing needed in the future, uninsured risks, defects in title, availability and costs of materials and equipment, climate change events including, but not limited to, drought conditions, changes in national or local governments, changes in applicable legislation or application thereof,

First Majestic Silver Corp. 2023 Third Quarter Report	Page 46

timeliness of government approvals, actual performance of facilities, equipment, and processes relative to specifications and expectations and unanticipated environmental impacts on operations, availability of time on court calendars in Canada and elsewhere; the recognition of Canadian judgments under Mexican law; the possibility of settlement discussions; the risk of appeal of judgment; and the insufficiency of the defendant's assets to satisfy the judgment amount and other factors described in the Company’s Annual Information Form under the heading “Risk Factors”.

The Company believes that the expectations reflected in any such forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included herein this MD&A should not be unduly relied upon. These statements speak only as of the date of this MD&A. The Company does not intend, and does not assume any obligation, to update these forward-looking statements, except as required by applicable laws. Actual results may differ materially from those expressed or implied by such forward-looking statements.

Cautionary Note regarding Reserves and Resources

National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”), issued by the Canadian Securities Administrators, lays out the standards of disclosure for mineral projects. This includes a requirement that a certified Qualified Person (“QP”) (as defined under the NI 43-101) supervises the preparation of the mineral reserves and mineral resources. Gonzalo Mercado, Vice President of Exploration and Technical Services is a certified QP for the Company and has reviewed this MD&A for QP technical disclosures. All NI 43-101 technical reports can be found on the Company’s website at www.firstmajestic.com or under the Company's profile on SEDAR+ at www.sedarplus.ca.

Cautionary Note to United States Investors Concerning Estimates of Mineral Reserves and Resources

This Management’s Discussion and Analysis has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ materially from the requirements of United States securities laws applicable to U.S. companies. Information concerning our mineral properties has been prepared in accordance with the requirements of Canadian securities laws, which differ in material respects from the requirements of the United States Securities and Exchange Commission (the “SEC”) applicable to domestic United States issuers. Accordingly, the disclosure in this Management’s Discussion and Analysis regarding our mineral properties is not comparable to the disclosure of United States issuers subject to the SEC’s mining disclosure requirements.

Additional Information

Additional information on the Company, including the Company’s Annual Information Form and the Company’s audited consolidated financial statements for the year ended December 31, 2022, is available under the Company's profile on SEDAR+ at www.sedarplus.ca and on the Company’s website at www.firstmajestic.com.

First Majestic Silver Corp. 2023 Third Quarter Report	Page 47